Exhibit 99.53

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

ACREAGE HOLDINGS, INC.,

WONKA MERGER SUB, INC.,

FORM FACTORY, INC.

and

MacArthur Investments, LLC,

as the Stockholder Representative

Dated as of December 5, 2018

TABLE OF CONTENTS

Page

Article I
The Merger

Section 1.1	The Merger	6
Section 1.2	Closing	6
Section 1.3	Effective Time	6
Section 1.4	Effects of the Merger	7
Section 1.5	Certificate of Incorporation; By-Laws	7
Section 1.6	Directors and Officers	7

Article II

Effect of the Merger on Capital Stock; Exchange of certificates

Article III

Representations and Warranties of the Company

i

Article IV

Representations and Warranties of Parent and Merger Sub

Article V
Covenants

ii

Article VI
Tax matters

Article VII
Conditions

Section 7.1	Conditions to Each Party’s Obligation to Effect the Merger	65
Section 7.2	Conditions to Obligations of Parent and Merger Sub	65
Section 7.3	Conditions to Obligation of the Company	67

Article VIII
Termination, Amendment, and Waiver

Article IX
Indemnification

iii

Article X
Miscellaneous

iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of December 5, 2018, by and among Form Factory, Inc., a Delaware corporation (the “Company”), Acreage Holdings, Inc., a British Columbia company (“Parent”), Wonka Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and MacArthur Investments, LLC, an Oregon limited liability company, solely in its capacity as the Stockholder Representative (as defined herein) pursuant to the terms of this Agreement. Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 10.1 hereof.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and the holders of shares of (i) the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”) and (ii) the Company’s preferred stock, par value $0.0001 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Stock”), and declared it advisable, to enter into this Agreement with Parent and Merger Sub; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company; in each case, in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the respective Boards of Directors of Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have each unanimously: (a) determined that it is in the best interests of Parent or Merger Sub, as applicable, to enter into this Agreement, (b) in the case of Merger Sub, determined that it is in the best interests of its stockholder and declared it advisable, to enter into this Agreement; and (c) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in the case of Parent, in accordance with the Business Corporations Act (British Columbia), and in the case of Merger Sub, in accordance with the DGCL;

WHEREAS, prior to the date hereof, Parent deposited an amount equal to US$10,000,000 (the “Deposit”) into a segregated account of Parent at Park Bank and bearing account number ending in 3548, which Deposit and its release shall be governed by this Agreement;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code;

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WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, promptly following the execution and delivery of this Agreement, the Company shall use its reasonable best efforts to obtain (and deliver to Parent and Merger Sub) duly executed written consents, in accordance with Section 228 of the DGCL, executed and delivered by (i) the holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock, consenting together as a single class on an as-converted to Company Common Stock basis, (ii) the holders of a majority of the Company Preferred Stock then outstanding, consenting separately as a class, and (iii) the holders of at least 51% of the shares of Company Common Stock then issued or issuable upon conversion of the shares of Company Preferred Stock, consenting together as a single class, approving and adopting this Agreement and the transactions contemplated hereby, including the Merger, which consents, in the aggregate, shall be sufficient for, and shall constitute, the adoption of this Agreement (including the Merger) pursuant to Section 251 of the DGCL (the “Stockholder Approval”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger (as defined below).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time: (a) Merger Sub will merge with and into the Company (the “Merger”); (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger and a wholly-owned Subsidiary of Parent (sometimes referred to herein as the “Surviving Corporation”).

Section 1.2 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, as soon as practicable (and, in any event, within two (2) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place via the electronic exchange of documents and signatures or through such other means as agreed to by the parties hereto in writing, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent, and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall pay all filing fees and make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

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Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; By-Laws. At the Effective Time: (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation, or as provided by applicable Law.

Section 1.6 Directors and Officers. The parties shall take all required actions such that the directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, or the Company or the holder of any capital stock of Parent, Merger Sub, or the Company:

(a)       Cancellation of Certain Company Stock. Each share of Company Stock that is owned by Parent or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries as of immediately prior to the Effective Time (the “Canceled Shares”) will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)       Conversion of Company Stock and Company Stock Options. Subject to Section 2.1(g), and, in the case of Company Stock issued and outstanding immediately prior to the Effective Time, subject to the holdback described in Section 2.3(a)(ii), Section 2.3(a)(iii), and Section 5.9(b), each share of (i) Company Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) and (ii) Company Common Stock issuable pursuant to any Company Stock Option will, in each case, be converted into the right to receive: (A) a number of shares of Parent’s Subordinate Voting Shares (the “Parent Stock”) determined in accordance with the Exchange Ratio (the “Merger Consideration”); and (B) any cash in lieu of fractional shares of Parent Stock payable pursuant to Section 2.1(f), in each case as set forth on the Merger Consideration Schedule to be attached hereto as Schedule 2.1(b) at least two (2) Business Days before the Closing and setting for the number of shares of Company Stock outstanding, the number of Company Stock Options outstanding, the of shares of Parent Stock and cash payable to each Company Securityholder, and each Company Securityholder’s Pro Rata Portion and respective share of the Stockholder Representative Fund Shares and the Holdback Shares.

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(c)       Exchange Ratio; Merger Consideration. For purposes of this Section 2.1, the following terms shall have the following meanings:

(i)       “Exchange Ratio” shall mean, for each share of Company Common Stock and each Company Stock Option, the quotients obtained by dividing the applicable Company Per Share Merger Consideration by US$25.00;

(ii)       “Company Per Share Merger Consideration” shall be computed separately for Company Stock and Company Stock Options and, for each, shall mean the sum of (A) the quotient obtained by dividing the Aggregate Closing Date Merger Consideration by the sum of the number of outstanding shares of Company Stock and the number of shares of Company Common Stock issuable upon the exercise of outstanding Company Options, each as set forth on the Merger Consideration Schedule; and (B) with respect to the Company Stock only, adding the quotient obtained by dividing the Company Stock Option Exercise Amount by the number of shares of Company Stock outstanding as set forth on the Merger Consideration Schedule; and (C) with respect to the Company Stock Options only, subtracting the quotient obtained by dividing the Company Stock Option Exercise Amount by the number of shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options as set forth on the Merger Consideration Schedule, in each case, computing to the second decimal place;

(iii)       “Aggregate Closing Date Merger Consideration” shall be an amount equal to US$160,000,000 minus (A) the Estimated Closing Indebtedness and minus (B) the Estimated Company Transaction Expenses.

(d)           Cancellation of Shares. At the Effective Time, all shares of Company Stock will no longer be outstanding and all shares of Company Stock will be canceled and retired and will cease to exist, and each holder of: (i) a certificate formerly representing any shares of Company Stock, or an agreement or certificate representing a Company Stock Option (each, a “Certificate”); or (ii) any book-entry shares or Direct Registration Confirmations which immediately prior to the Effective Time represented shares of Company Stock (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with Section 2.3 hereof, (B) any cash in lieu of fractional shares of Parent Stock payable pursuant to Section 2.1(f), and (C) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Company Common Stock in accordance with Section 2.3(g).

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(e)       Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non- assessable share of common stock, par value $0.01 per share, of the Surviving Corporation following the Merger with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(f)       Fractional Shares. No certificates or scrip representing fractional shares of Parent Stock shall be issued upon the conversion of Company Stock pursuant to Section 2.1(b) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Stock or Company Stock Options converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Stock (after taking into account all shares of Company Stock exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive from Parent in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the Company Per Share Merger Consideration.

(g)       Vesting. Sixty percent (60%) of the shares of Parent Stock issuable to those employees of the Company set forth on Section 2.1(g) of the Company Disclosure Schedule shall be subject to a twenty-four (24) month vesting period and shall be subject to the terms of the Restricted Stock Agreement attached hereto as Exhibit B.

(h)       Legend. Shares of Parent Stock issued pursuant to this Agreement are deemed “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended, and shall bear the U.S. restricted legend below:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ACREAGE HOLDINGS, INC. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.”

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Section 2.2 Payments at Closing.

(a)       Closing Date Indebtedness. Not fewer than three (3) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent the Company’s good faith estimate of all Closing Date Indebtedness as of the anticipated Closing Date pursuant to the instruments listed on Section 2.2(a) of the Company Disclosure Schedule (“Estimated Closing Indebtedness”), including the names of each Person to which such Indebtedness is owed (each, a “Pay-Off Lender”), the amounts owed to each Pay-Off Lender and payoff letters evidencing the aggregate amount of Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date). Such payoff letters shall state that, if such aggregate amount so identified is paid in accordance with such payoff letters on the Closing Date, the Estimated Closing Indebtedness shall be repaid in full and that all Encumbrances shall be released. At the Closing, Parent, on behalf of the Company shall pay (or cause to be paid), by wire transfer of immediately available funds to such account or accounts as the Pay-Off Lenders specify, the amount of cash necessary to satisfy and extinguish in full the Estimated Closing Indebtedness as specified in the payoff letters.

(b)       Fees and Expenses. At the Closing, Parent shall pay (or cause to be paid) the Estimated Company Transaction Expenses by wire transfer of immediately available funds to such account or accounts specified by the Company not less than three (3) days prior to the Closing Date.

Section 2.3 Exchange Procedures.

(a)       Exchange Agent; Exchange Fund; Escrow.

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(i)       Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall appoint Odyssey Trust Company as the exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration pursuant to an Exchange Agent Agreement between the Stockholder Representative, Parent and Exchange Agent (the “Exchange Agent Agreement”). At the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent: (A) certificates representing the shares of Parent Stock to be issued as Closing Date Merger Consideration (or make appropriate alternative arrangements if uncertificated shares of Parent Stock represented by book-entry shares will be issued); and (B) cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.1(f). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Company Stock or Company Stock Options may be entitled pursuant to Section 2.3(g) for distributions or dividends, on the Parent Stock to which they are or may be entitled to pursuant to Section 2.1(b), with both a record and payment date after the Effective Time and prior to the surrender of the Company Stock or Company Stock Options in exchange for such Parent Stock. Such cash and shares of Parent Stock, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.3(a), are referred to collectively in this Agreement as the “Exchange Fund.”

(ii)       Escrow Fund. At or before the Effective Time, Parent shall deposit the shares of Parent Stock to be issued as Holdback Shares (or make appropriate alternative arrangements if uncertificated shares of Parent Stock represented by book-entry shares will be issued) with Odyssey Trust Company as the escrow agent (the “Escrow Agent”) to be held in accordance with the terms and conditions of an Escrow Agreement in form and substance mutually agreeable to the Stockholder Representative and Parent (the “Escrow Agreement”), which Holdback Shares shall serve as the source, but not the sole source, for effecting payment and satisfaction of any indemnification obligations of the Company Indemnitors as more fully described in this Agreement. Any shares of Parent Stock released from the Holdback Shares pursuant to this Agreement and the Escrow Agreement to pay a Post-Closing Adjustment to Parent under Section 2.9(f)(i) or to satisfy any indemnification obligations of Company Indemnitors under Article IX will reduce the number of shares of Parent Stock of each holder of Company Stock included in the Holdback Shares on a pro rata basis. The Indemnification Holdback Shares shall be released in one-third increments on each of the six (6), twelve (12), and eighteen (18) month anniversaries of the Closing pursuant to the Escrow Agreement, in each case less the aggregate amount of any outstanding and unresolved indemnity claims, as more fully described in the Escrow Agreement. The Tax Indemnification Holdback Shares, which are being held for purposes of satisfying indemnification claims under Section 9.2(e), will be released to the Company Securityholders or the Parent, as applicable, on the first to occur of (A) final resolution of the matters subject to indemnification under Section 9.2(e) of the Company Disclosure Schedule, and (B) three (3) years after the Closing Date.

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(iii)       Stockholder Representative Fund. At or before the Effective Time, Parent shall deposit the shares of Parent Stock to be issued as Stockholder Representative Fund Shares (or make appropriate alternative arrangements if uncertificated shares of Parent Stock represented by book-entry shares will be issued) to the account or accounts designated in writing by the Stockholder Representative.

(b)	Procedures for Surrender; No Interest.

(i)       No later than two (2) Business Days following the Effective Time (or, after the Letter of Transmittal has been mutually agreed as provided below, at such earlier time as may be requested by the Stockholder Representative), Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Stock and Company Stock Options at the Effective Time, whose Company Stock or Company Stock Option was converted pursuant to Section 2.1(b) into the right to receive the Merger Consideration, a letter of transmittal (a “Letter of Transmittal”) and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which Letter of Transmittal will be in customary form and have such other provisions as the Stockholder Representative, Parent and the Surviving Corporation may reasonably specify and otherwise be form and substance mutually acceptable to Parent and Stockholder Representative) for use in such exchange. Each holder of shares of Company Stock and Company Stock Options that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Company Stock and Company Stock Options have been converted pursuant to Section 2.1(b) in respect of the Company Stock and Company Stock Options represented by a Certificate or Book-Entry Share, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.1(f), and any dividends or other distributions pursuant to Section 2.3(g) within two (2) Business Days of: (i) surrender to the Exchange Agent of a Certificate; or

(ii)       receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article II, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be canceled. If a holder of Company Stock provides the required documentation to the Exchange Agent at least two (2) Business Days prior to the Closing Date, and such holder is the record holder as of the Closing Date, then the holder of such Certificate shall be paid on the Closing Date in exchange therefor the Merger Consideration such holder is entitled to as set forth on the Merger Consideration Schedule. Until surrendered as contemplated by this Section 2.3(b), each Certificate (other than Dissenting Shares) shall at any time after the Effective Time represent solely the right to receive upon such surrender the consideration payable in respect of such Certificate pursuant to this Agreement.

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(c)       Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund will be invested by the Exchange Agent, as directed by Parent or the Surviving Corporation. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(d)       Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)       Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock or Company Stock Options formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article II.

(f)       Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Stock six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.3 prior to such time shall thereafter look only to Parent (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

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(g)       Distributions with Respect to Unsurrendered Shares of Company Stock. All shares of Parent Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Stock shall be paid to any holder of any unsurrendered shares of Company Stock or Company Stock Options until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.7) or Book-Entry Share is surrendered for exchange in accordance with this Section 2.3. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Stock issued in exchange for shares of Company Stock or Company Stock Options in accordance with this Section 2.3, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(h)       Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any holder of shares of Company Stock that are issued and outstanding immediately prior to the Effective Time who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”) (i) does not consent in the Stockholder Approval to adopt and approve this Agreement and the Merger, (ii) does not submit a letter of transmittal to the Exchange Agent and (iii) demands properly in writing appraisal for such shares, and does not withdraw, lose or fail to perfect their rights to appraisal (collectively, the “Dissenting Shares”), will not be converted as described in Section 2.1, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares of Company Stock held by a holder of Company Stock who, following the Effective Time, shall fail to perfect or who effectively shall waive, withdraw or lose their rights to appraisal of such Dissenting Shares under the Appraisal Rights Provisions shall thereupon be deemed to cease to be Dissenting Shares and shall be deemed to have been cancelled and retired and to have been converted, as of the Effective Time, into the right to receive the consideration, if any, payable on such share of Company Stock pursuant to this Agreement, without interest, in the manner provided in Section 2.1. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Exchange Agent as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares.

(i)       Each dissenting holder of Company Stock who becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such shares of Company Stock shall be canceled.

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(j)       As soon as practicable following the Effective Time and, in any event, within one (1) Business Day following the Effective Time, the Surviving Corporation shall distribute a notice to the holders of Company Stock entitled thereto pursuant to the DGCL.

Section 2.4 Closing Deliverables.

(a)       At or prior to the Closing, the Company shall deliver to Parent the following:

(i)       resignations of the directors and officers of the Company pursuant to Section 5.7;

(ii)       a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(iii)       a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying that (A) attached thereto are true and complete copies of (1) all resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby and (2) the Stockholder Approval, and (B) all such resolutions are in full force and effect, unamended and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(iv)       a good standing certificate from the Secretary of State of the State of Delaware;

(v)       at least three (3) Business Days prior to the Closing, the Estimated Schedule;

(vi)	the FIRPTA Statement;

(vii)       employment offer letters for each of Todd Boren, Tony Bash, Josh Held, Dave Stoklosa and Teresa Virgalito in the form of Exhibit C attached hereto, duly executed by each such employee;

(viii)       restrictive covenant agreements with each of the Persons listed on Schedule 2.4 in the form of Exhibit D attached hereto, duly executed by each such Person;

(ix)       termination of employment agreements, duly executed by each of Tony Bash, Todd Boren, Josh Held, Charles Harrell, Brent Adam and Teresa Virgallito, which termination agreements shall be as agreed to by Parent and which shall include an unconditional waiver and release by each individual of any rights to severance or any other payments of any kind or nature by the Company or any Affiliate of the Company arising from such individual’s termination of employment;

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(x)       evidence satisfactory to Parent that the individuals listed in Section 2.1(g) of the Company Disclosure Schedule have been added to the payroll of the Company effective as of January 1, 2019;

(xi)       evidence satisfactory to Parent that the Company owns 100% of each of its Subsidiaries;

(xii)       a schedule in form and substance satisfactory to Parent setting forth, for each holder of Company Stock Options, the total amount of all applicable Taxes that are required to be withheld and remitted to any Governmental Entity in connection with the cancellation of Company Stock Options in exchange for Parent Stock pursuant to the terms of this Agreement;

(xiii)       each holder of a Company Stock Option shall have executed and delivered an option cancellation agreement in form and substance reasonably acceptable to Company and Parent providing for the cancellation of the Company Stock Option held by such holder; and

(xiv)       such other documents or instruments as Parent reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(b)       At the Closing, Parent shall deliver to the Company (or such other Person as may be specified herein) the following:

(i)       payment to each Pay-Off Lender by wire transfer of immediately available funds an amount equal to the Estimated Closing Indebtedness owing from the Company to such Pay-Off Lender as set forth on the Estimated Schedule;

(ii)       payment of third parties by wire transfer of immediately available funds that amount of money due and owing from the Company to such third parties as Company Transaction Expenses as set forth on the Estimated Schedule;

(iii)       a certificate, dated the Closing Date and signed by a duly authorized officer of Company, that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied;

(iv)       a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Parent and Merger Sub certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

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(v)       the Exchange Agent Agreement duly executed by the parties thereto; and

(vi)       such other documents or instruments as the Company reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 2.5 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or the Parent Stock shall occur (other than the issuance of additional shares of capital stock of the Company or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.6 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub, and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any U.S. Tax Laws (including, without limitation, the withholding of Parent Stock payable to holders of Company Stock Options, with such shares of Parent Stock having a value therefor of $25.00 per share) and shall use proceeds of the sale of shares of Parent Stock to pay over such amounts to the proper Taxing authorities. Parent shall transfer cash to the Company or the Company’s payroll agent, as applicable, to pay the employer’s portion of any and all payroll Tax obligations arising from payments to holders of Company Stock Options. To the extent that the amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub, or the Surviving Corporation, as the case may be, and paid over to the proper Taxing authorities, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub, or the Surviving Corporation, as the case may be, made such deduction and withholding. Parent, Company, Merger Sub and Surviving Corporation shall cooperate with any Person with respect to which withholding has been made in such Person’s seeking of any refund of Taxes withheld. To the extent any amount is withheld, the party withholding any such amount shall notify the Person from whom the amount is withheld.

Section 2.7 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and without the necessity to post a bond, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this Article II.

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Section 2.8 Treatment of Stock Options and Other Stock Based Compensation.

(a)       Company Stock Options. As of the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding under any Company Stock Plan immediately prior to the Effective Time, whether or not then vested or exercisable, shall be accelerated and canceled and, in exchange and settlement therefor, each holder of a Company Stock Option shall be entitled to receive, subject to Section 2.1(g), the Merger Consideration set forth in Section 2.1(b). For the avoidance of doubt, the Merger Consideration issuable with respect to shares of Company Common Stock previously subject to Company Stock Options shall not be subject to the holdbacks described in Section 2.3(a)(ii), Section 2.3(a)(iii), and Section 5.9(b).

(b)       Resolutions and Other Company Actions. At or prior to the Effective Time, the Company Board shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of Section 2.8(a).

Section 2.9 Merger Consideration Adjustment.

(a)       Pre-Closing Adjustment.

(i)       At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Parent (A) a schedule (the “Estimated Schedule”) which shall set forth, in reasonable detail, (I) the Estimated Closing Indebtedness, (II) a good faith estimate of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), (III) the amount and calculation of the Exchange Ratio, Company Per Share Merger Consideration and Aggregate Closing Date Merger Consideration based on the foregoing estimated amounts, and (IV) the amount of Merger Consideration payable at Closing to each holder of Company Stock and Company Stock Options, and (B) a certificate executed by the Chief Financial Officer of the Company certifying each of the foregoing. If, for any reason, the Closing Date is postponed, then the foregoing obligations shall again apply with respect to such postponed Closing Date.

(ii)       The Company shall provide a reasonable level of supporting documentation for the Estimated Schedule and any additional information reasonably requested by Parent related thereto. To the extent that Parent disagrees in good faith with any items set forth on the Estimated Schedule, Parent may deliver written notice of its disagreement to the Company at least one (1) Business Day prior to the Closing Date, and Parent and the Company shall negotiate in good faith to resolve such disagreements prior to the Closing; provided, that, if any disagreement between Company and Parent as to such Estimated Schedule is not resolved by the Closing Date, the Estimated Schedule prepared by the Company, as revised to reflect any agreed changes thereto but not any changes thereto that are not agreed, shall be the Estimated Schedule for purposes of this Article II.

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(b)       Post-Closing Adjustment. Parent shall prepare and deliver to the Stockholder Representative, within thirty (30) days following the Closing Date, (i) a schedule setting forth Parent’s calculation of (A)(I) the Closing Date Indebtedness (the “Final Closing Indebtedness Calculation”), (II) the Company Transaction Expenses (the “Final Company Transaction Expenses Calculation”), and (III) the amount and calculation of the Merger Consideration as set forth in Section 2.1(b) based on the foregoing amounts (the “Final Merger Consideration Calculation”), and (B) the amount determined by subtracting the Merger Consideration set forth on the Estimated Schedule from the Final Merger Consideration Calculation as finally determined (such positive or negative amount (if other than zero), the “Post-Closing Adjustment Amount”). The Final Closing Indebtedness Calculation, the Final Company Transaction Expenses Calculation, the Final Merger Consideration Calculation and the Post-Closing Adjustment Amount (collectively, the “Final Calculations”) shall be prepared using the same accounting methods, policies and assumptions as were used to prepare the Estimated Schedule consistent with Section 2.9(h) below. If Parent does not give the Stockholder Representative the Final Calculations within such 30-day period, then the calculations contained in the Estimated Schedule shall be conclusive and binding upon Parent and the Company Securityholders and such calculations shall constitute the Final Calculations for purposes of Section 2.9(f) below.

(c)       Objection Notice. On or prior to the thirtieth (30th) day following Parent’s delivery of the Final Calculations, the Stockholder Representative may give Parent written notice stating the Stockholder Representative’s objections (an “Objection Notice”) to the Final Calculations. Such Objection Notice shall specify in reasonable detail the amount of any objection and the basis therefor. During such 30-day period, the Stockholder Representative shall have full access to the Surviving Corporation’s books and records and its personnel and accountants as necessary for purposes of verifying the Final Calculations. Any determination set forth in the Final Calculations that is not objected to in an Objection Notice shall be deemed acceptable and shall be final and binding upon Parent and the Company Securityholders upon delivery of the Objection Notice. If the Stockholder Representative does not give Parent an Objection Notice within such 30-day period, then the Final Calculations shall be conclusive and binding upon Parent and the Company Securityholders and the Final Calculations shall constitute the Final Calculations for purposes of Section 2.9(f) below.

(d)       Independent Accountant. Following Parent’s receipt of any Objection Notice, the Stockholder Representative and Parent shall attempt to negotiate in good faith to resolve such dispute. In the event that the Stockholder Representative and Parent fail to agree on any of the Stockholder Representative’s proposed adjustments set forth in the Objection Notice within thirty (30) days after Parent receives the Objection Notice, the Stockholder Representative and Parent agree that a nationally recognized accounting firm that is mutually acceptable to Parent and the Stockholder Representative (the “Independent Accountant”) and is willing to serve as the Independent Accountant hereunder, shall, if and when requested to do so by either Parent or the Stockholder Representative in writing to the Independent Accountant with concurrent notice to the other party, make the final determination of the Final Calculations in accordance with the terms of this Agreement.

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Parent and the Stockholder Representative each shall provide the Independent Accountant with their respective determinations of the Final Calculations and such other written submissions, presentations and supporting material as each of Parent and the Stockholder Representative deems necessary and appropriate. The Independent Accountant shall make a determination of the Final Calculations that shall be final and binding on the Company Securityholders and Parent and such determination shall be within the range proposed by Parent and the Stockholder Representative in the Final Calculations and the Objection Notice. The scope of the disputes to be resolved by the Independent Accountant shall be limited to whether such calculation was done in accordance with the terms hereof, the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions, procedures or level of prudence used to prepare the Final Calculations, and whether there were mathematical errors in the calculation of any of the Final Calculations, and the Independent Accountant shall not make any other determination. The Independent Accountant shall make its determination based solely on written submissions, presentations and supporting material provided by Parent and the Stockholder Representative and not pursuant to any independent review.

The Independent Accountant shall act as an expert, not an arbitrator. The fees, costs and expenses of the Independent Accountant shall be allocated between Parent, on the one hand, and the Company Securityholders, on the other hand, based upon the percentage which the portion of the aggregate dollar value of the items set forth in the Objection Notice not awarded to Parent and the Stockholder Representative bears to the amount actually contested by such party. For example, if the Stockholder Representative claims that the appropriate adjustments are $1,000 greater than the amount determined by Parent and if the Independent Accountant ultimately resolves such items by awarding to the Stockholder Representative $300 of the $1,000 contested, then the fees, costs and expenses of the Independent Accountant will be allocated 30% (i.e., 300 ÷ 1,000) to Parent and 70% (i.e., 700 ÷ 1,000) to the Company Securityholders. During the review by the Independent Accountant, Parent, the Stockholder Representative and their respective representatives shall make available to the Independent Accountant interviews with such individuals and such information, books and records and work papers as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.9(d). The Independent Accountant’s determination of the Final Calculations shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations, submissions to the Independent Accountant, and presentations under this Section 2.9(d) shall be treated as confidential information. The Independent Accountant shall be bound by a mutually agreeable confidentiality agreement. The decision rendered pursuant to this Section 2.9(d) may be filed as a judgment in any court of competent jurisdiction. Either party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.9(d). The other party’s only defense to such a request for specific enforcement or other legal action shall be Fraud by or upon the Independent Accountant. Absent such Fraud, such other party shall reimburse the party seeking enforcement for all of its expenses related to the enforcement of the Independent Accountant’s determination.

(e)       Settlement Date. The date on which the Final Calculations are finally determined pursuant to this Section 2.9 shall hereinafter be referred to as the “Settlement Date.”

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(f)	Payment of Adjusted Amounts.

(i)       If the Post-Closing Adjustment Amount is negative, then such amount shall be satisfied by releasing from the Holdback Shares to Parent such number of Holdback Shares as is determined by dividing the Post-Closing Adjustment Amount by $25.00. To the extent the Post-Closing Adjustment Amount is payable to Parent but is less than $500,000, then shares of Parent Stock equal to (A) the difference between $500,000 and the Post-Closing Adjustment Amount divided by (B) $25.00, shall be released from the Holdback Shares and distributed by the Escrow Agent to the holders of Company Stock as set forth on the Merger Consideration Schedule.

(ii)       If the Post-Closing Adjustment Amount is positive, then (A) such amount shall be payable to the Company Securityholders as set forth on the Merger Consideration Schedule in shares of Parent Stock at the Exchange Ratio, and (B) shares of Parent Stock equal to (1) the difference between $500,000 and the Post-Closing Adjustment Amount divided by (2) $25.00, shall be released from the Holdback Shares and distributed by the Escrow Agent to the holders of Company Stock as set forth on the Merger Consideration Schedule.

(g)       Deadline for Payment. Any issuance or release of shares required to be made under Section 2.9 shall be made within seven (7) Business Days after the Settlement Date. The value of any shares issued or released pursuant to this Section 2.9(g) shall be treated by all parties hereto for Tax purposes as adjustments to the Aggregate Closing Date Merger Consideration.

(h)       Calculation Methodology. The parties hereto agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of the Final Calculations or any other calculated amount pursuant to this Agreement. All of the amounts set forth on the Estimated Schedule and the Final Calculations (and the individual elements thereof, as applicable) shall be determined in accordance with GAAP and on a basis consistent with the accounting practices and procedures used to prepare the Financial Statements for the 2017 fiscal year.

Section 2.10 Stockholder Representative.

(a)       MacArthur Investments, LLC is hereby constituted to act as the agent, proxy, attorney-in-fact and representative for the Company Securityholders and their successors and assigns for all purposes under this Agreement (the “Stockholder Representative”), and the Stockholder Representative, by his signature below, agrees to serve in such capacity.

(b)       The Stockholder Representative shall have the power and authority to take such actions on behalf of each Company Securityholder as the Stockholder Representative, in his sole judgment, may deem to be in the best interests of the Company Securityholders or otherwise appropriate on all matters related to or arising from this Agreement or any other Transaction Document. Such powers shall include:

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(i)       executing and delivering this Agreement, the other Transaction Documents, any certificates, consents and other documents contemplated by this Agreement, and any and all supplements, amendments, waivers or modifications thereto;

(ii)       giving and receiving notices and other communications relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby;

(iii)       taking or refraining from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement, including matters in Article IX, the other Transaction Documents and the performance or enforcement of the obligations, duties and rights pursuant to this Agreement and the other Transaction Documents;

(iv)       taking all actions necessary or appropriate in connection with any disputes regarding the Estimated Schedule or the Final Calculations;

(v)       engaging attorneys, accountants, financial and other advisors, paying agents and other persons necessary or appropriate, in the sole and absolute discretion of the Stockholder Representative in the performance of his duties under this Agreement and any other Transaction Documents; and

(vi)       taking all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing.

(c)       The power of attorney appointing the Stockholder Representative as attorney-in-fact is coupled with an interest and the death or incapacity of any Company Securityholder shall not terminate or diminish the authority and agency of the Stockholder Representative.

(d)       In the event that the Stockholder Representative resigns, or is unable to serve, a replacement Stockholder Representative shall be appointed by a majority of the Company Securityholders based on the Pro Rata Portions, upon prior written notice to Parent. If a replacement Stockholder Representative is not appointed promptly after the prior Stockholder Representative’s resignation or inability to serve, Parent shall be entitled to appoint a replacement Stockholder Representative to serve as such until the Company Securityholders appoint a replacement Stockholder Representative. The decisions and actions of any such replacement Stockholder Representative shall be, for all purposes, those of the Stockholder Representative as if originally named herein. The Stockholder Representative shall not be liable to the Company Securityholders for any action taken or omitted to be taken by the Stockholder Representative in his capacity as Stockholder Representative pursuant to the terms of this Agreement, except to the extent such action or omission shall have been determined by a court of competent jurisdiction in a final non-appealable judgment to have constituted intentional misconduct or Fraud.

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All fees and expenses, including for attorneys, accountants and financial and other advisors, paying agents and other persons and insurance, in each case necessary or appropriate and engaged by the Stockholder Representative in the performance of his duties under this Agreement shall be paid from the Stockholder Representative Fund Shares, to the extent any funds remain in the Stockholder Representative Fund Shares, and thereafter by the Stockholder Representative, who shall be entitled to recover any such amounts from each Company Securityholder based on such holder’s Pro Rata Portion (but in no event will any Company Securityholder be liable for such amounts in excess of the Pro Rata Portion of the Merger Consideration actually received by the Company Securityholder).

(e)       The Company Securityholders shall, jointly and severally, indemnify, defend and hold harmless the Stockholder Representative and his heirs, representatives, successors and assigns, from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stockholder Representative pursuant to the terms of this Agreement, except to the extent such action or omission shall have been determined by a court of competent jurisdiction in a final non-appealable judgment to have constituted intentional misconduct or Fraud on the part of the Stockholder Representative; provided, that no Company Securityholder shall be liable to the Stockholder Representative pursuant to this Section 2.10(e) for any amount in excess of the portion of the Merger Consideration to which such Company Securityholder is entitled pursuant to this Article II. In addition, each Company Securityholder forever voluntarily releases and discharges the Stockholder Representative, his heirs, representatives, successors and assigns, from any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs), whether known or unknown, anticipated or unanticipated, arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stockholder Representative pursuant to the terms of this Agreement, except to the extent such action or omission shall have been determined by a court of competent jurisdiction in a final non-appealable judgment to have constituted intentional misconduct or Fraud. The Stockholder Representative shall be entitled to recover from each Company Securityholder based on such holder’s Pro Rata Portion, expenses (including attorneys’ fees and court costs) incurred by the Stockholder Representative in defending any claim, demand, suit, action or cause of action.

(f)       Each Company Securityholder agrees that Parent shall be entitled to rely, and shall be fully protected in relying, on any action taken, or any action not taken, by the Stockholder Representative, on behalf of such Company Securityholder, pursuant to this Section 2.10 (an “Authorized Action”), and that each Authorized Action shall be binding on each Company Securityholder as fully as if such Company Securityholder had taken such Authorized Action.

(g)       Parent shall not be liable to any Stockholder Indemnitee for Losses sustained by any such Stockholder Indemnitee, to the extent arising out of or related to the performance of, or failure to perform by, the Stockholder Representative of its obligations set forth in this Agreement or any other Transaction Documents, as applicable, including with respect to the Stockholder Representative Fund Shares, nor shall the actions of, or the failure to act by, the Stockholder Representative be used as a defense against any claim for Losses made by a Parent Indemnitee pursuant to this Agreement or any other Transaction Documents.

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Section 2.11 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Section 2.12 Line of Credit. On or before the date of this Agreement, the Line of Credit, in form and substance mutually agreed upon by the Company and Parent, shall have been duly executed by the parties thereto, shall be in place and in full force and effect, and funds thereunder shall be available to the Company. The Line of Credit shall in no way impact or reduce in any way the Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Sections of the Company Disclosure Schedules, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)       Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational power and authority to own, lease, and operate its assets and to carry on its business as now conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity (as applicable) and is in good standing (to the extent that the concept of “good standing” is applicable) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except, in each case, where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the Charter Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(c)       Subsidiaries. Section 3.1(c) of the Company Disclosure Schedules lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 3.1(c) of the Company Disclosure Schedules sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company: (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof; and (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Encumbrances, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Encumbrances: (A) imposed by applicable securities Laws; or (B) arising pursuant to the Charter Documents of any non-wholly owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

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Section 3.2 Capital Structure.

(a)       Capital Stock. The authorized capital stock of the Company consists of:

(i)       5,000,000 shares of Company Common Stock; and (ii) 2,000,000 shares of Company Preferred Stock, of which 200,000 shares are designated as Series Seed Preferred Stock. As of the date of this Agreement: (A) 320,498 shares of Company Common Stock were issued and outstanding (not including shares held in treasury); (B) zero shares of Company Common Stock were issued and held by the Company in its treasury; (C) 159,802 shares of Company Preferred Stock were issued and outstanding (not including shares held in treasury); and (D) zero shares of Company Preferred Stock were issued and held by the Company in its treasury. Except as set forth on Section 3.2(a) of the Company Disclosure Schedules, all of the issued and outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Stock.

(b)       Section 3.2(b) of the Company Disclosure Schedules set forth, as of the date hereof, (i) the name of each Person that is the registered owner of any shares of Company Stock and the number of shares of Company Stock owned by such Person, and (ii) a list of all holders of outstanding Company Stock Options, including the number of shares of Company Common Stock subject to each such Company Stock Option, the grant date, exercise price and vesting schedule for such Company Stock Option, the extent to which such Company Stock Option is vested and exercisable and the date on which such Company Stock Option expires. Each Company Stock Option was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued. Each Company Stock Option was granted with an exercise price per share equal to or greater than the fair market value of the underlying shares on the date of grant and has a grant date identical to the date on which the Company Board or compensation committee actually awarded the option. The Company has heretofore provided or made available to Parent (or Parent’s Representatives) true and complete copies of the standard form of option agreement and any stock option agreements that differ from such standard form.

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(c)       Except for currently outstanding Company Stock Options to purchase 96,700 shares of Company Common Stock, which have been granted to employees, consultants or directors pursuant to the Company Stock Plan, and a reservation of an additional 48,300 shares of Company Common Stock for direct issuances or purchase upon exercise of options to be granted in the future under the Company Stock Plan, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, and (ii) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Company or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Company Common Stock.

(d)       Except as set forth on Section 3.2(d) of the Company Disclosure Schedules, all issued and outstanding shares of Company Stock are, and all shares of Company Common Stock which may be issued pursuant to the exercise of Company Stock Options, when issued in accordance with the applicable security, will be (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, the Company’s Charter Documents or any agreement to which the Company is a party; and (iii) free of any Encumbrances created by the Company in respect thereof. All issued and outstanding shares of Company Common Stock and Company Stock Options were issued in compliance with applicable Law.

(e)       No outstanding Company Common Stock is subject to vesting or forfeiture rights or repurchase by the Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Company or any of its securities.

(f)       All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Company were undertaken in compliance with: (i) the Company’s Charter Documents then in effect, (ii) any agreement to which the Company then was a party and (iii) applicable Law.

(g)       Company Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

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Section 3.3 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

(a)       Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent (the “Requisite Company Vote”) of (i) the holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock, consenting together as a single class on an as-converted to Company Common Stock basis, (ii) the holders of a majority of the Company Preferred Stock then outstanding, consenting separately as a class, and (iii) the holders of at least 51% of the shares of Company Common Stock then issued or issuable upon conversion of the shares of Company Preferred Stock, consenting together as a single class, approving and adopting this Agreement and the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)       Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite Company Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries;

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(ii) assuming that all Consents contemplated by Section 3.3(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties or assets; (iii) except as set forth on Section 3.3(b) of the Company Disclosure Schedule (the “Third Party Consents”), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of an Encumbrance (other than Permitted Encumbrances) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Encumbrances that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       Governmental Consents. No consent, approval, Order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such Consents as may be required under any other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (the “Antitrust Laws”); (iii) such Consents as may be required under applicable state securities or “blue sky” Laws; (iv) the other Consents of Governmental Entities listed in Section 3.3(c) of the Company Disclosure Schedule, which schedule shall include all Cannabis Consents (the “Other Governmental Approvals”); and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)       Board Approval. The Company Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held, or a written consent of all directors of the Company and, in either case, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Company’s stockholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be approved by the Company’s stockholders for adoption; and (iv) resolved to recommend that the Company’s stockholders vote in favor of adoption of this Agreement in accordance with the DGCL.

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Section 3.4 Financial Statements. Complete copies of the Company’s and/or its Subsidiaries’ unaudited and unreviewed internally prepared financial statements consisting of the balance sheet of the Company as at December 31, 2017 and the related statement of income for the year then ended (the “Financial Statements”), and unaudited and unreviewed internally prepared financial statements consisting of the balance sheet of the Company as of September 30, 2018, and the related statement of income for the nine-month period then ended (the “Interim Financial Statements” and together with the Financial Statements, the “Financial Statements”) have been delivered to Parent. The Financial Statements for 2017 have been prepared on a tax basis and the Interim Financial Statements have been prepared on a cash basis. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The balance sheet of the Company as of December 31, 2017, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Company as of October 31, 2018, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

Section 3.5 Undisclosed Liabilities. The Company has no Liabilities except (a) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the Interim Balance Sheet Date, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date and which are not, individually or in the aggregate, material in amount, and (c) those set forth on Section 3.5 of the Company Disclosure Schedules.

Section 3.6 Absence of Certain Changes or Events. Except in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby:

(a)       since the Balance Sheet Date, there has not been or occurred any Company Material Adverse Effect or, to the Company’s Knowledge, any event, condition, change, or effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(b)       since the Interim Balance Sheet Date, (1) the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and (2) there has not been or occurred any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

Section 3.7 Taxes.

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(a)       All Tax Returns required to be filed on or before the Closing Date by the Company have been, or will be, timely filed, including applicable extensions. Such Tax Returns are, or will be, true, complete and correct in all respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b)       The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c)       The Company has received no claim from any taxing authority in any jurisdiction where the Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d)       No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.

(e)	The Company has neither accrued Taxes nor established any reserves for, Taxes.

(f)	Section 3.7(f) of the Company Disclosure Schedules sets forth:

(i)       the taxable years of the Company as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;

(ii)       those years for which examinations by the taxing authorities have been completed; and

(iii)       those taxable years for which examinations by taxing authorities are presently being conducted.

(g)       All deficiencies asserted, or assessments made, against the Company as a result of any examinations by any taxing authority have been fully paid.

(h)       The Company is not a party to any Action by any taxing authority. The Company has received no notice of any pending or threatened Actions by any taxing authority against the Company.

(i)       The Company has delivered to Parent copies of all federal, state, local and foreign income, franchise and other material Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company for all Tax periods ending after December 31, 2015.

(j)       There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.

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(k)       The Company has neither filed nor been included in a consolidated federal or state tax return. The Company is not a party to, or bound by, any Tax indemnity, Tax sharing, Tax allocation or similar agreement and the Company does not owe any amount under any such agreement.

(l)       No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company.

(m)       The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:

(i)       any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii)       an installment sale or open transaction occurring on or prior to the Closing Date;

(iii)	a prepaid amount received on or before the Closing Date;

(iv)       interest held by the Company in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date pursuant to Section 951 of the Code;

(v)       any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law;

(vi)       the completed contract method of accounting or the long-term contract method of accounting, or any comparable provision of state or local, domestic or foreign, Tax law; or

(vii)	any election under Section 108(i) of the Code.

(n)       The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(o)       The Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(p)       The Company is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b). The Company has disclosed on all federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

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(q)       There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law).

(r)       No property owned by the Company is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long- term agreement as defined in Section 467 of the Code.

(s)       Section 3.7(s) of the Disclosure Schedule contains a list of all jurisdictions in which the Company currently files income and other material Tax Returns.

(t)       There are no outstanding (i) powers of attorney affirmatively granted by the Company concerning any Tax matter or (ii) agreements entered into with any Taxing Authority that would have a continuing effect after the Closing Date.

(u)       The Company is in compliance with all state unclaimed property Laws and has turned over to the appropriate states all unclaimed property in accordance with relevant state unclaimed property Laws and the priority rules established and affirmed with respect thereto.

(v)       The Company is in compliance with all terms and conditions of all Tax grants, credits, abatements and other similar incentives granted or made available by any tax authority for the benefit of the Company and the consummation of the transactions contemplated by this Agreement shall not adversely affect the Company’s ability to benefit from any such Tax grant, credit, abatement or other similar incentive in any taxable period ending after the Closing Date.

(w)       The Company has timely and properly collected all sales, use, value-added and similar Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate Governmental Authority. The Company has timely and properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transaction as to which it would otherwise have been obligated to collect or withhold Taxes.

(x)       The Company has not deferred the inclusion of any amounts in taxable income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Sections 455 or 456 of the Code or any corresponding or similar provision of Law (irrespective of whether or not such deferral is election).

For purposes of this Section 3.7, the Company shall be deemed to include any Subsidiary or predecessor of the Company, any Person which merged or was liquidated with and into the Company or any of its Subsidiaries.

Section 3.8 Intellectual Property.

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(a)       As used herein “Intellectual Property” means all intellectual property rights of every kind in the United States and in foreign countries worldwide including all (i) patents, patent applications, invention disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, (iv) computer software, firmware, data, databases and documentation thereof, (v) trade secrets and other confidential or proprietary information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vi) World Wide Web addresses, URLs and domain name registrations, (vii) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works and any rights in semiconductor masks, layouts, architectures or topography, and (viii) goodwill associated with any of the foregoing. As used herein “Company IP” means Intellectual Property owned or used by the Company or any of its Subsidiaries.

(b)       Section 3.8(b) of the Company Disclosure Schedules contains a complete and accurate list of all Company IP included in clauses (i) - (iii) and (vi) of the definition of Intellectual Property, which has been registered by the Company or one of its Subsidiaries or for which an application for registration has been filed by the Company or one of its Subsidiaries. The Company or one of its Subsidiaries is the sole and exclusive owner of all Company IP that is owned by the Company or one of its Subsidiaries.

(c)       Section 3.8(c) of the Company Disclosure Schedules contains a complete and accurate list of all licenses and other rights granted by the Company or any of its Subsidiaries to any Person with respect to any Company IP and all licenses and other rights granted by any Person to the Company or any of its Subsidiaries with respect to any Company IP (for this purpose, excluding so-called “off-the-shelf” products and “shrink wrap” software licensed to the Company or one of its Subsidiaries in the ordinary course of business and easily obtainable without material expense) identifying the subject Company IP and indicating whether or not such licenses or other rights are exclusive or non-exclusive (collectively, the “IP Licenses”). Neither the Company nor any of its Subsidiaries has granted to any third Person any ownership rights, exclusive rights or any rights to license or sublicense any of the products the Company or any of its Subsidiaries develops, manufactures or sells or any Intellectual Property owned by the Company or one of its Subsidiaries relating to such products.

(d)       The Company and its Subsidiaries owns or possesses sufficient legal rights to use all Intellectual Property necessary for or used in the conduct of their respective business. Neither the Company nor any of its Subsidiaries has violated or infringed, is violating or infringing or, by conducting their respective businesses, would reasonably be expected to violate or infringe upon any Intellectual Property of any other Person, and neither the Company nor any of its Subsidiaries has Knowledge of any violation or infringement by any Person of any Company IP. Neither the Company nor any of its Subsidiaries has received any written notice (including any “invitation to license”) from any Person claiming any violation or infringement of a Person’s Intellectual Property rights.

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(e)       Each item of Company IP owned by the Company or one of its Subsidiaries, which is registered or for which an application for registration has been filed, is valid and subsisting. All necessary registration, maintenance and renewal fees in connection with such Company IP, which is registered or for which an application for registration has been filed, have been paid and all necessary documents and certificates in connection with such Company IP have been filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company IP. To the Knowledge of the Company, there is no threatened or reasonably foreseeable loss or expiration of any Company IP.

(f)       The Company and its Subsidiaries have taken reasonable steps to protect its rights in, and the confidentiality of, the Company IP belonging to the Company and its Subsidiaries or provided by any other Person to the Company or any of its Subsidiaries. Without limiting the foregoing, the Company and its Subsidiaries have, and enforce, a policy requiring each of their respective employees to execute a non-competition, proprietary information and assignment agreement and each of their respective consultants, contractors and service providers who assist in the development of Company IP to execute a non-disclosure, proprietary information and assignment agreement, copies of which have been previously provided to Parent. To the Knowledge of the Company, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or (ii) unauthorized disclosure or use of any Company IP. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is obligated under any agreement or commitment, or subject to any judgment, decree or Order of any court or administrative agency, that could interfere with such employee’s duties to the Company or any of its Subsidiaries or that could conflict with their respective businesses.

(g)       Neither the Company nor any of its Subsidiaries is required to pay any royalties or other compensation to any third parties in respect of its ownership or use of any Company IP, other than payments in the ordinary course of business for so-called “off-the-shelf-products” or “shrink wrap” software.

(h)       The rights of the Company and its Subsidiaries in and to Intellectual Property that is owned by the Company and its Subsidiaries are free and clear of all Encumbrances.

Section 3.9 Accounts Receivable.The accounts receivable of the Company represent valid and enforceable obligations that arose from bona fide transactions in the ordinary course of business. To the Company’s Knowledge, none of such accounts receivable is subject to any claim of offset or recoupment or counterclaim. The reserves shown on the Interim Financial Statements and the accounting records of each Company are adequate and calculated consistent with past practice. A complete and accurate aging list of all receivables (and related reserves) of the Company as of the date hereof is set forth on Section 3.9 of the Company Disclosure Schedules.

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Section 3.10 Business Relationships.

(a)       Section 3.10(a) of the Company Disclosure Schedules sets forth a list of the top tem (10) customers of the Company based on commission and fee income earned from each such customer during the twelve (12) calendar months ended December 31, 2017 and the nine calendar months ended as of September 30, 2018 (collectively, “Material Customers”) and the amount of revenue generated in such period by each such Material Customer.

(b)       Section 3.10(b) of the Company Disclosure Schedules sets forth a complete and accurate list of all suppliers, vendors and services providers that are material to the Company, either individually or in the aggregate (“Material Vendors”).

(c)       During the previous twelve (12) months, except as set forth on Section 3.10(c) of the Company Disclosure Schedule, no Material Customer and no Material Vendor (x) has terminated or, to the Knowledge of the Company threatened to terminate, its relationship with the Company, or (y) has decreased or limited materially or, to the Knowledge of the Company, threatened to decrease or limit materially, the services, supplies or materials supplied to or purchased from the Company, or (z) has materially changed or, to the Knowledge of the Company, threatened to change materially, its business arrangements with the Company.

Section 3.11 Regulatory and Legal Compliance.

(a)       Except with respect to the illegality of cannabis under United States federal Law, the Company complies and has at all times complied in all material respects with all Laws, and has not received any notice from any Governmental Entity or any other Person of any alleged violation or noncompliance with respect to any Laws.

(b)       Neither the Company, nor to the Company’s Knowledge, any Person affiliated with, or who does business with, the Company: (i) has ever offered, made or received on behalf of the Company any illegal payment or contribution of any kind, directly or indirectly, including payments, gifts or gratuities, to or from any person, entity, or foreign national, state, provincial or local government officials, employees or agents or candidates therefor or other Persons in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, or any other Law; (ii) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the United States’ Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)); (iii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such Person in any manner violative of Section 2; or (iv) is a Person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order. Without limiting the foregoing, the Company has not conducted any business or transaction with any person or destination in violation of a U.S. or Canadian trade embargos, restrictions or economic sanctions administered by the U.S. Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, or applicable Canadian authorities, including but not limited to exports and re-exports to (a) Burma/Myanmar, Cuba, Iran, North Korea, Sudan or Syria, (b) Persons on the U.S. Department of Commerce Denied Persons List or Entity List, or (c) Persons on the U.S. Department of Treasury’s list of Specially Designated Nationals and Blocked Persons.

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(c)       The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or threatened.

Section 3.12 Licenses and Permits. Section 3.12 of the Company Disclosure Schedules sets forth all Licenses held by the Company or, to the extent relevant to the business, each employee, subcontractor and service provider of the Company that are material to the Company’s operations. The Company and, to the Company’s Knowledge, each employee, subcontractor and service provider (to the extent applicable), is currently in compliance in all material respects with each such License, all of which are in full force and effect. To the Knowledge of the Company, no suspension, revocation or invalidation of any of the Licenses required to be set forth on Section 3.12 of the Company Disclosure Schedules has been threatened in writing by the issuing Governmental Entity.

Section 3.13 Litigation. There is no litigation, suit, action, arbitration, or other proceeding pending or, to the Knowledge of the Company, threatened against the Company before any Governmental Entity, nor, to the Company’s Knowledge, is there any basis for any such litigation, suit, action, arbitration or other proceeding or investigation. There are no Orders entered by or pending before any Governmental Entity against the Company or by which any of its assets or the Company Stock are bound or affected. The Company is not currently planning to initiate any litigation, suit, action, arbitration, or other proceeding or investigation, governmental or otherwise.

Section 3.14 Brokers’ and Finders’ Fees. No finder, broker, agent, financial advisor or other intermediary has acted on behalf of the Company in connection with the negotiation or consummation of this Agreement and no such Person is entitled to any fee, payment, commission or other consideration in connection therewith as a result of any arrangement made by any of them.

Section 3.15 Employees and Compensation.

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(a)       The Company has at all times complied in all material respects with all applicable Laws (including Laws related to wage and hour issues and classification of employees) relating to employment and employment practices in the jurisdictions within which they operate, including the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act of 1990, as amended, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and state fair employment practices laws.

(b)       No employees of the Company are represented by a union, and there is no labor strike, arbitration, material grievance, slowdown, stoppage, organizational effort, or proceeding by or with any employee or former employee of the Company or any labor union pending or, to the Knowledge of the Company, threatened against the Company.

(c)       There are no employment or consulting contracts or arrangements (other than those terminable at will without liability to the Company) with any employee of or consultant to the Company other than as described on Section 3.15 of the Company Disclosure Schedules. Section 3.15 of the Company Disclosure Schedules sets forth a complete list of all employees of and consultants to the Company with annual compensation in excess of US$100,000, showing date of hire, title, hourly rate or salary or other basis of compensation, other benefits accrued as of a recent date and job function. To the Knowledge of the Company, no officer or key employee of the Company intends, as of the date of this Agreement, to terminate his or her employment with the Company.

(d)       Effect of Transaction. Neither the execution or delivery of this Agreement or the other Transaction Documents, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement or the other Transaction Documents will (either alone or in combination with any other event): (i) entitle any current or former director, employee, contractor, or consultant of the Company or any of its Subsidiaries to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation due to any such individual;

(iii)       limit or restrict the right of the Company to merge, amend, or terminate any Company Benefit Plan; or (iv) increase the amount payable or result in any other material obligation pursuant to any Company Benefit Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, director, or other service provider of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

Section 3.16 ERISA; Compensation and Benefit Plans.

(a)       Section 3.16 of the Company Disclosure Schedules sets forth all employee compensation and benefit plans, agreements, commitments, practices or arrangements of any type, including, but not limited to, plans described in Section 3(3) of ERISA, bonus, deferred compensation, severance pay, change of control, pension, profit sharing, retirement, insurance, incentive compensation, equity compensation, stock option, synthetic equity, disability, medical, health, death, life, retiree benefits, vacation, and workers’ compensation, offered, maintained or contributed to by the Company for the benefit of current or former employees, officers, independent contractors, or managers of the Company (or spouses, beneficiaries or dependents thereof), or with respect to which the Company has or may have any liability, whether direct or indirect, actual or contingent (including, but not limited to, liabilities arising from affiliation with other entities under Section 414 of the Code or Section 4001 of ERISA (“ERISA Affiliates”)), whether written or unwritten (collectively, the “Company Benefit Plans”). There are no compensation or benefit plans, agreements, commitments, practices or arrangements of any type providing benefits to employees or managers of the Company, or with respect to which the Company may have any liability, other than the Company Benefit Plans.

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(b)       With respect to each Company Benefit Plan, the Company has delivered to Parent true and complete copies of: (i) any and all plan texts and agreements (including, but not limited to, trust agreements, insurance contracts and investment management agreements); (ii) any and all material employee communications (including all summary plan descriptions and material modifications thereto); (iii) the three most recent annual Form 5500 reports and all attachments and schedules thereto if applicable; (iv) the three most recent annual and periodic accounting of plan assets, if applicable; (v) the most recent determination letter received from the Internal Revenue Service (the “Service”), if applicable; (vi) in the case of any unfunded or self-insured plan or arrangement, a current estimate of accrued and anticipated liabilities thereunder; (vii) any correspondence with the Service, Pension Benefit Guaranty Corporation, the U.S Department of Labor (“DOL”) or other Governmental Entity regarding any controversy, review, investigation or audit with respect to any Company Benefit Plan; and (viii) any filings under the Service or the DOL correction programs.

(c)       With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a) of the Code, such plan so qualifies, and its trust is exempt from taxation under Section 501(a) of the Code; (ii) such plan has been administered and enforced in accordance with its terms and all applicable Laws, in all material respects; (iii) no breach of fiduciary duty has occurred with respect to which the Company or any Company Benefit Plan (or fiduciary thereof) may be liable or otherwise damaged; (iv) no disputes nor any audits or investigations by any Governmental Entity are pending or, to the Knowledge of the Company, threatened; (v) no “prohibited transaction” (within the meaning of either Section 4975(c) of the Code or Section 406 of ERISA) has occurred with respect to which the Company or any Company Benefit Plan may be liable or otherwise damaged; (vi) all contributions, premiums, and other payment obligations have been accrued on the consolidated financial statements of the Company in accordance with GAAP, and, to the extent due, have been made on a timely basis; (vii) all contributions or benefit payments made or required to be made under such plan meet the requirements for deductibility under the Code; (viii) the Company has expressly reserved in itself the right to amend, modify or terminate such plan, or any portion of it, at any time without liability to itself; and (ix) no such plan requires the Company to continue to employ or engage any employee, officer, independent contractor, or manager.

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(d)       No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to or had an obligation to contribute to, or incurred any other obligation or liability (contingent or otherwise) or been secondarily liable for a plan, (i) subject to Title IV of ERISA or Sections 412 or 430 of the Code, including a multiemployer plan (as defined in Sections 3(3) and 4001(a)(3) of ERISA) or (ii) that is a welfare benefit plan which is funded in whole or in part through a welfare fund, as defined in Section 419 of the Code. Neither the Company nor any of its ERISA Affiliates will have any Liability with respect to any Company Benefit Plan under any theory of successor employer, alter ego, joint employer, or any other theory of affiliation recognized under ERISA or other applicable Law.

(e)       With respect to each Company Benefit Plan which provides welfare benefits of the type described in Section 3(1) of ERISA: no such plan provides medical or death benefits with respect to current or former employees, officers, independent contractors, or managers of the Company (or spouses, beneficiaries or dependents thereof) beyond their termination of employment or other period of service, other than coverage mandated by Sections 601-608 of ERISA and 4980B(f) of the Code, (ii) each such plan has been administered in compliance with Sections 601-734 of ERISA, 4980B(f) of the Code, and any similar Law; (iii) no such plan is or is provided through a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; and (iv) no such plan has reserves, assets, surpluses or prepaid premiums.

(f)       Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with another event such as termination of employment) will (i) entitle any individual to severance pay, (ii) accelerate the time of payment or vesting under any Company Benefit Plan, (iii) increase the amount of compensation or benefits due to any individual or (iv) trigger any funding (through a grantor trust or otherwise) of any compensation, severance or other benefit under any Company Benefit Plan or other agreement to which the Company is a party.

(g)       The Company has correctly classified all individuals who directly or indirectly perform service for it for purposes of each Company Benefit Plan, the Code, unemployment compensation, workers’ compensation laws, and other applicable Laws.

(h)       Each Company Benefit Plan that is subject to the Patient Protection and Affordable Care Act of 2010, as amended (the “Affordable Care Act”) has been maintained and administered in compliance with the Affordable Care Act, including all notice and coverage requirements, and no Tax or liability has been or is expected to be incurred as a result of the application of the Affordable Care Act to such Company Benefit Plan.

Section 3.17 Real Property and Personal Property Matters.

(a)       Owned Real Estate. Neither the Company nor any of its Subsidiaries owns any Real Estate.

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(b)       Leased Real Estate. Section 3.17(b) of the Company Disclosure Schedules contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each Leased Real Estate (including the date and name of the parties to such Lease). The Company has delivered to Parent a true and complete copy of each such Lease. Except as set forth in Section 3.17(b) of the Company Disclosure Schedules, with respect to each of the Leases: (iii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed and, to the Knowledge of the Company, there are no material disputes with respect to such Lease; and (iv) there are no Encumbrances on the estate created by such Lease other than Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly-owned Subsidiary of the Company) a right to use or occupy such Leased Real Estate or any portion thereof.

(c)       Real Estate Used in the Business. The Leased Real Estate identified in Section 3.17(b) of the Company Disclosure Schedule comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company or any of its Subsidiaries.

(d)       Personal Property. The Company and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other material tangible personal property and assets owned, leased, or used by the Company or any of its Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 3.18 Environmental Matters. The ownership and use of the Company’s premises and assets, the occupancy and operation thereof by the Company, and the conduct of the Company’s operations and business, have been and are in compliance in all material respects with all Environmental Laws. The Company has not received any written notice from any Governmental Entity or any other Person of any alleged violation or material liability under such Environmental Laws. There is no liability attaching to the Company as a result of any Hazardous Substance that is or was present or released into the environment, or disposed of on- site or off-site, or as a result of a violation of any Environmental Laws, any other circumstance occurring prior to the Closing or existing as of the Closing.

Section 3.19 Material Contracts. Section 3.19 of the Company Disclosure Schedules sets forth a complete and accurate list of all of the following Contracts with respect to the Company:

(a)       Contracts with respect to which the Company has any Liability or obligation involving more than US$25,000, contingent or otherwise;

(b)       Contracts that could extend for a term of more than one year after the Closing;

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(c)       Contracts under which the amount payable by the Company is dependent on the revenue, income or other similar measure of the Company or any other Person;

(d)       Contracts and other arrangements with respect to any material property of the Company, including distribution, sales and supply contracts;

(e)	Contracts relating to any Indebtedness or the guarantee thereof;

(f)       Contracts with any officer, director, shareholder or Affiliate of the Company or any of their respective relatives or Affiliates;

(g)       Contracts which place any limitation on the method of conducting or scope of the Company’s or its Subsidiaries’ businesses, including any agreement that contains any exclusivity, non-competition, right of first refusal, “most favored nation,” non-solicitation or no-hire provisions;

(h)       employment, severance, consulting, deferred compensation, collective bargaining, benefits and similar plans, Contracts, or other arrangements involving the Company;

(i)       Contracts relating to or involving any franchise, partnership, joint venture or other similar arrangement;

(j)	Contracts with the Material Customers and Material Vendors;

(k)       Contracts with respect to mergers or acquisitions, sales of securities or material assets, or investments by the Company;

(l)       Contracts with Governmental Entities (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract where the ultimate contracting party is a Governmental Entity);

(m)       reseller, strategic alliance, co-marketing, co-promotion, co-packaging, joint development or similar Contracts;

(n)	powers of attorney;

(o)	Contracts of the Company outside of the ordinary course of business; and

(p)       Any other Contract that is material to the businesses of the Company and its Subsidiaries.

All the foregoing (whether written or unwritten), including all amendments or modifications thereto, all Real Estate Leases, all IP Licenses and all insurance policies listed or required to be listed on Section 3.20 of the Company Disclosure Schedules (including any key- man life insurance policy) are sometimes collectively referred to as “Material Contracts.” The Company has furnished to Parent true, complete and correct copies of all Material Contracts (or descriptions of the material terms thereof, in the case of oral contracts). Each Material Contract (or description) sets forth the entire agreement and understanding (or complete description of the material terms, as applicable), between the Company and the other parties thereto with respect to the subject matter thereof. Each Material Contract is valid and binding on the Company or its Subsidiary party thereto in accordance with its terms and is in full force and effect in all material respects. To the Company’s Knowledge, there is no event or condition that occurred or exists that constitutes or that, with or without notice, or the happening of any event and/or the passage of time, would reasonably be expected to constitute a default under or breach of any such Material Contract by the Company or, to the Knowledge of the Company, any other party thereto, or would reasonably be expected to cause the acceleration of any obligation or loss of any material rights of any party thereto or give rise to any right of termination or cancellation thereof.

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Section 3.20 Insurance. Section 3.20 of the Company Disclosure Schedule sets forth all insurance policies under which the Company is insured, the name of the insurer of each policy, the type of policy provided by such insurer, the amount, scope and period covered thereby and a description of any material claims made thereunder. Such insurance policies are valid in full force and effect in all material respects. All premiums due to date under such policies have been paid, no default exists thereunder and, to the Company’s Knowledge, with respect to any material claims made under such policies, no insurer has made any “reservation of rights” or refused to cover all or any portion of such claims. The Company has not received any written notice of any proposed material increase in the premiums payable for coverage, or proposed reduction in the scope (or discontinuation) of coverage, under any of such insurance policies. To the Company’s Knowledge, such insurance policies will not be affected in any way as a result of the Merger.

Section 3.21 Affiliate Transactions. (a) The Company is not a party to any Contract with, or indebted, either directly or indirectly, to any of its officers, directors or shareholders, or any of their respective relatives or Affiliates, (b) none of such Persons is indebted to the Company or has any direct or indirect ownership interest in, or any contractual or business relationship with, any Person with which the Company is or was Affiliated or with which the Company has a business relationship, or any Person which, directly or indirectly, competes with the Company and (c) none of the Company’s officers, directors or shareholders, or any of their respective relatives or Affiliates, has any interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in or pertaining to the business of the Company, or any supplier, distributor or customer of the Company, except for rights under existing Company Benefit Plans.

Section 3.22 Intended Tax Treatment. Neither Company nor any of its Affiliates has taken or agreed to take any action, and to the Knowledge of Company there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.23 Disclaimer of Other Representations and Warranties.

(a) NONE OF THE COMPANY, ITS SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, AFFILIATESOR REPRESENTATIVES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT.

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(b) Without limiting the generality of the foregoing, neither the Company, nor any representative of the Company, nor any of its employees, officers, directors or stockholders or other affiliates, has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company and its Subsidiaries made available to Parent and Merger Sub and their respective representatives and affiliates, including due diligence materials, or in any presentation of the business of the Company and its Subsidiaries by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any of its Subsidiaries, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the correspondingly numbered Section of the Parent Disclosure Schedule, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)       Organization; Standing and Power. Each of Parent and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is treated as a U.S. domestic corporation for all U.S. federal income tax purposes.

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(b)       Charter Documents. Parent has delivered or made available to the Company a true and correct copy of the Charter Documents of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions of its Charter Documents.

(c)       Subsidiaries. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Parent have been validly issued and are owned by Parent, directly or indirectly, free of pre-emptive rights, are fully paid and non- assessable, and are free and clear of all Encumbrances, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Encumbrances: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of Parent. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of Parent consists of an unlimited number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares. As of the close of business on December 4, 2018: (A) 21,443,042 Subordinate Voting Shares, 1,445,879 Proportionate Voting Shares and 168,000 Multiple Voting Shares were issued and outstanding. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement, including the shares of Parent Stock constituting the Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of Parent owns any shares of Parent Stock. Parent does not have a shareholder rights protection plan in place. Parent is not a party to any unanimous shareholders agreement, pooling agreement, voting trust, or other similar type of arrangements in respect of outstanding securities of Parent.

Section 4.3 Authority; Non-Contravention; Governmental Consents; Board Approval.

(a)       Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement, subject only, in the case of consummation of the Merger, to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

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(b)       Non-Contravention. The execution, delivery, and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of Parent or Merger Sub; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.2(c) have been obtained or made, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Parent’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Parent or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of an Encumbrances (other than Permitted Encumbrances) on any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Encumbrances that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)       Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery, and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger, the Parent Stock Issuance, and the other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or province thereof or the rules and regulations of the CSE; (iv) the Other Governmental Approvals; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)	Board Approval.

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(i)       The Parent Board by resolution has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Parent Stock Issuance, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Parent and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, upon the terms and subject to the conditions set forth herein.

(ii)       The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and Parent, as the sole stockholder of Merger Sub, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (C) resolved to recommend that Parent, as the sole stockholder of Merger Sub, approve the adoption of this Agreement in accordance with the DGCL.

Section 4.4 Undisclosed Liabilities. Parent has no Liabilities except (a) those which are disclosed in the Public Record, and (b) those which have been incurred in the ordinary course of business consistent with past practice since November 14, 2018, and which are not, individually or in the aggregate, material in amount.

Section 4.5 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Parent and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any Parent Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance; Permits.

(a)       Except with respect to the illegality of cannabis under United States federal Law, Parent and each of its Subsidiaries is, and each has conducted and is conducting its business, in compliance with, all Laws or Orders applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since [September 30], 2018, no Governmental Entity has issued any notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b)       Neither Parent nor its Subsidiaries has, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment of gift was, is, or would be prohibited under the United States Foreign Corrupt Practices Act of 1977, as amended, the Canada Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other Law of any relevant jurisdiction covering a similar subject matter applicable to Parent, its Subsidiaries and their operations. The operations of Parent and its Subsidiaries are and have been conducted at all times in compliance with the Currency and Foreign Transactions Reporting Act of 1970, as amended, and all applicable anti-money laundering Laws in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the “Money Laundering Laws”), and no Action involving Parent or its Subsidiaries with respect to any of the Money Laundering Laws is pending or, to Parent's Knowledge, threatened or contemplated.

(c)       Parent and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is and, since [September 30], 2018, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Litigation. Except as disclosed in the Public Record, there is no Action pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of Parent, any officer or director of Parent or any of its Subsidiaries in their capacities as such other than any such Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of Parent or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no SEC or CSE inquiries or investigations, other governmental or regulatory inquiries or investigations, or internal investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any officer or director of Parent.

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Section 4.8 Instruments. Parent has filed with the Ontario Securities Commission all material contracts or agreements to which Parent or its Subsidiaries is a party or by which any of them or their respective assets are bound which are required to be so filed under the Securities Laws of Ontario.

Section 4.9 Brokers. Neither Parent, Merger Sub, nor any of their respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby for which the Company would be liable in connection the Merger.

Section 4.10 Ownership of Company Stock. Neither Parent nor any of its Affiliates or Associates “owns” (as defined in Section 203(c)(9) of the DGCL) any shares of Company Stock.

Section 4.11 Intended Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.12 Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement; and (b) is a direct, wholly- owned Subsidiary of Parent.

Section 4.13 Parent Stock.

(a)       The issuance of the shares of Parent Stock to be issued as Merger Consideration is not subject to the prospectus requirement of the Securities Laws of British Columbia and is exempt from the prospectus requirements of the Securities Laws of Ontario. Such shares of Parent Stock will be, upon issuance, “freely tradeable” without further restrictions or limitation under the Securities Laws of Ontario or British Columbia (subject to the holder not being a “control person” as defined in the Securities Laws of Ontario or British Columbia at the time of the trade) and the Certificates or Book Entry Shares representing such shares will not contain or be subject to any legend or stop transfer restrictions restricting the sale or transferability thereof under such Securities Laws. The issued and outstanding Subordinate Voting Shares of Parent are listed and posted for trading on the CSE and the shares of Parent stock to be issued hereunder as Merger Consideration will be listed and posted for trading on the CSE upon Parent complying with the usual conditions imposed by the CSE with respect thereto. As at the date hereof, Parent is in material compliance with the by-laws, rules, and regulations of the CSE. The definitive form of certificates for the Subordinate Voting Shares have been, and will be on the Closing Date, duly authorized, approved, and adopted by Parent and comply with all Laws relating thereto. Odyssey Trust Company, at its offices in Calgary, Alberta is the duly appointed registrar and transfer agent of Parent with respect the Parent Stock. The share price of the Parent Stock traded on the CSE is expressed in United States Dollars.

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(b)       Neither the CSE nor any securities commission or other similar regulatory authority has issued any order preventing or suspending trading of any securities of Parent, no such proceeding is, to the Knowledge of Parent, pending, contemplated or threatened. Parent is a “reporting issuer” in the Province of Ontario within the meaning of the Securities Laws in such province and is not in default of such Securities Laws. Parent is a “foreign private issuer” (as such term is defined in Rule 3b-14 under the U.S. Exchange Act). There is no “substantial US market interest” (as described in 17 CFR 230.902(j)(1)) with respect to the shares of Parent Stock issued as Merger Consideration.

Section 4.14 Parent Filings.

(a)       Public Records. Parent has filed all reports, schedules, forms, statements, and other documents as are required to be filed by it under the Securities Laws of Ontario. All continuous and timely disclosure documents, reports, forms, filings, and fees required to be made and paid by Parent pursuant to such Securities Laws have been made and paid in accordance with such Securities Laws. The information, documents, and statements set forth in the Public Record did not contain any “misrepresentation,” within the meaning of the Securities Laws of Ontario, as of the date of such information or statement, and were prepared in accordance with and, as applicable, complied with applicable Securities Laws. Parent has not filed any confidential material change reports still maintained on a confidential basis.

(b)       Financial Information. The financial statements of: (i) Parent included in Parent’s CSE Listing Statement dated November 14, 2018 (the “Listing Statement”); and

(ii)       certain of its Subsidiaries included in the Listing Statement: fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of the operations, cash flows, and other information purported to be shown therein of Parent and such Subsidiaries, respectively as at the dates thereof and for the periods then ended and reflect all assets, liabilities, and obligations (absolute, accrued, contingent, or otherwise) of Parent and such Subsidiaries, respectively as at the dates thereof required to be disclosed in accordance with generally accepted accounting principles in Canada. There has not been any reportable event (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the auditors of Parent. Since November 14, 2018, except as disclosed in the Public Record, there has not been any material change in the capital, assets, liabilities, or obligations (absolute, accrued, contingent, or otherwise) of Parent or its Subsidiaries, and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent, or otherwise), condition (financial or otherwise) or results of operations of Parent or its Subsidiaries since the date of the Listing Statement; and since that date except as disclosed in the Public Record, there have been no material facts, transactions, events, or occurrences that could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent, or otherwise), condition (financial or otherwise) or results of operations of Parent or its Subsidiaries.

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Section 4.15 Inspection; No Other Representations. Each of Parent and Merger Sub is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company and its Subsidiaries as contemplated hereunder. Each of Parent and Merger Sub has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, both Parent and Merger Sub acknowledge that the Company does not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Parent or Merger Sub or their respective affiliates of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business and operations of the Company and its Subsidiaries or (ii) any other information or documents made available to Parent or Merger Sub or their counsel, accountants or advisors with respect to the Company, its Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in Article III of this Agreement. Parent and Merger Sub understand and agree that they have not relied upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries, the Stockholders’ Representative, any Company Securityholder or any of their respective affiliates, except for the representations and warranties made by the Company which are expressly set forth in Article III of this Agreement.

ARTICLE V COVENANTS

Section 5.1 Conduct of Business of the Company. Except as set forth on Section 5.1 of the Company Disclosure Schedules and as contemplated in the budget to be attached to the Line of Credit, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), to conduct its business in the ordinary course of business consistent with past practice. To the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it or its Subsidiaries. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedules, as contemplated by the budget to be attached to the Line of Credit, or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)       amend or propose to amend its Charter Documents;

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(b)       (i) split, combine, or reclassify any Company Stock or Company Subsidiary Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Stock or Company Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries);

(c)       issue, sell, pledge, dispose of, or encumber any Company Stock or Company Subsidiary Securities;

(d)       except as required by applicable Law or by any Company Benefit Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Benefit Plan, other than contributions required by Law, the terms of such Company Benefit Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(e)       acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $10,000 in the aggregate;

(f)       (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any Encumbrances (other than a Permitted Encumbrance), any assets, including the capital stock or other equity interests in any Subsidiary of the Company; provided, that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting of non-exclusive licenses under the Company IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(g)       repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

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(h)       enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Material Contract or Lease with respect to material Real Estate hereunder;

(i)       institute, settle, or compromise any Action involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $10,000 in the aggregate, other than (i) any Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Interim Balance Sheet; provided, that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(j)       make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(k)       (i) settle or compromise any material Tax claim, audit, or assessment, (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any closing agreement, surrender in writing any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiaries;

(l)       enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

(m)       take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to an Acquisition Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(n)       abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any Company IP, or grant any right or license to any Company IP other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

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(o)       terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(p)       except to the extent expressly permitted by Section 5.4 or Article VIII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(q)	agree or commit to do any of the foregoing.

Section 5.2 Conduct of the Business of Parent. During the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), to conduct its business in the ordinary course of business consistent with past practice. Parent shall not take any action that would cause it to be treated as other than a U.S. domestic corporation for U.S. federal income Tax purposes. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.2 of the Parent Disclosure Schedule or as required by applicable Law, Parent shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)       amend its Charter Documents in a manner that would adversely affect the Company or the holders of Company Stock relative to the other holders of Parent Stock;

(b)       (i) split, combine, or reclassify any Parent Securities in a manner that would adversely affect the Company or the holders of Company Stock relative to the other holders of Parent Stock or, (ii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c)       adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(d)       except to the extent expressly permitted by Section 5.4 or Article VIII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, impede, or materially delay the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(e) agree or commit to do any of the foregoing.

Section 5.3 Access to Information; Confidentiality.

(a)       Access.

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(i)       From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VIII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

(ii)       Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated November 9, 2018, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(b)       Restrictions on Access. Notwithstanding anything to the contrary in this Agreement:

(i)       Neither Parent nor Merger Sub shall, directly or indirectly, have discussions or communications of any kind with, or otherwise contact, any customer, supplier, vendor, employee, contractor, or agent of the Company or any of its Subsidiaries without the prior written consent of the Company’s Chief Executive Officer or Chief Financial Officer in each specific instance.

(ii)       Neither the Company nor any of its Subsidiaries shall be required to disclose any information to Parent, Merger Sub, or their respective representatives if such disclosure would, in the Company’s reasonable determination: (A) jeopardize any attorney-client or other legal privilege, or (B) contravene any applicable Laws, fiduciary duty, or agreement entered into prior to the date of this Agreement.

(iii)       None of Parent, Merger Sub, or any of their representatives shall have access to or otherwise review the Attorney Records. Each of Parent, Merger Sub, and as of the Closing, the Surviving Corporation and its Subsidiaries: (A) agrees that the Attorney Records shall belong solely to the Company Securityholders and none of Parent, Merger Sub or, from and after the Closing, the Surviving Corporation or any of its Subsidiaries, shall have any right to review, access, or obtain copies of the Attorney Records; and (b) waives any and all rights any of them may have with respect to the Attorney Records. All Attorney Records in the possession of the Company or any of its Subsidiaries on the Closing Date shall be immediately delivered to the Stockholder Representative or its designee.

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Section 5.4 No Solicitation.

(a)       The Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b)       In addition to the other obligations under this Section 5.4, the Company shall promptly (and in any event within three Business Days after receipt thereof by the Company or its Representatives) advise Parent orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)       The Company agrees that the rights and remedies for noncompliance with this Section 5.4 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

Section 5.5 Company Stockholder Approval.

(a)       Promptly following the execution of this Agreement, and within seventy- two (72) hours of the execution and delivery of this Agreement, the Company shall use its best efforts to obtain and deliver to Parent the Stockholder Approval.

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(b)       Promptly following, but in no event later than ten (10) Business Days after, receipt of the Stockholder Approval, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Stockholder Approval. The Stockholder Notice shall (A) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Stockholder Approval, including the approval of the adoption of this Agreement and the transactions contemplated thereby, including the Merger, in accordance with Section 228(e) of the DGCL and the bylaws of the Company, and (B) inform the stockholders of the Company of the availability of appraisal rights in accordance with Section 262(d)(2) of the DGCL. All materials submitted to the Company Securityholders in accordance with this Section 5.5(b) shall be subject to Parent’s advance review and reasonable approval within three (3) Business Days of receipt of such materials and if the Company has not received any comments or response from Parent within such time, the materials shall be deemed approved.

Section 5.6 Disclosure Schedules; Notices of Certain Events; Stockholder Litigation.

(a)       Disclosure Schedules.

(i)       Attached hereto is an initial draft of the Company Disclosure Schedules as of the date hereof (the “Initial Company Disclosure Schedules”). During the seven (7) day period beginning on the date hereof (which period may be extended for an additional seven (7) days if mutually agreed upon by Parent and the Stockholder Representative in their reasonable discretion), the parties will in good faith negotiate any additions, deletions, or other changes (including any of the foregoing that result from or arise out of events occurring during such seven (7)-day period) to the Initial Disclosure Schedules and upon, and subject to, the parties mutually agreeing to such additions, deletions, and other changes, will attach hereto the final Company Disclosure Schedules (the “Final Company Disclosure Schedules”). Unless otherwise specified, references in this Agreement to the “Company Disclosure Schedules” shall mean and refer to the Initial Company Disclosure Schedules until the Final Company Disclosure Schedules are attached hereto, after which such references shall mean and refer to the Final Company Disclosure Schedules. The parties must mutually agree upon any additional special indemnities requested by Parent based on the Final Disclosure Schedules. If the parties agree on any such additional special indemnities, the parties will enter into an amendment to this Agreement to incorporate such additional special indemnities into Article IX; provided, however, that in no event will the Company Indemnitors’ aggregate liability under Article IX for Losses based upon, arising out of, with respect to or by reason of such additional special indemnities exceed $2,000,000.

(ii)       To the extent relating to any matter, fact, event, occurrence, or circumstance arising solely and exclusively after the date on which the Company Disclosure Schedules are finalized pursuant to this Section 5.6(a) that, if existing or known on, or occurring before, such date, would have been required to be set forth on or described in the Company Disclosure Schedules, a notice delivered by the Company pursuant to Section 5.6(a) shall constitute a supplement or amendment to the Company Disclosure Schedules (in each case, a “Schedule Update”). Upon receipt of a Schedule Update, Parent shall have the right, exercisable by delivering written notice to the Stockholder Representative within five (5) Business Days after receipt of the Schedule Update to terminate this Agreement pursuant to Section 8.3(a) if any item(s) disclosed in the Schedule Update would cause Parent’s and Merger Sub’s condition to Closing set forth in Section 7.2(a) not to be satisfied if the Closing were to occur on the date of the Schedule Update. If Parent does not deliver such written notice of termination within such five (5) Business Day period after receipt of a Schedule Update, then the Schedule Update shall be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement with respect to the matter, fact, event, occurrence, or circumstance set forth in the Schedule Update, including for purposes of the indemnification and termination rights contained in this Agreement or for purposes of determining whether the conditions set forth in Article VII have been satisfied, and Parent (for itself and the other Parent Indemnitees) shall be deemed to have irrevocably waived any right to indemnification under Article IX with respect to the matter, fact, event, occurrence, or circumstances set forth in the Schedule Update.

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(b)       Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 7.2(a), Section 7.2(b), or Section 7.2(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 7.3(a), Section 7.3(b), or Section 7.3(c) of this Agreement (in the case of Parent and Merger Sub), to be satisfied.

(c)       Company Stockholder Litigation. The Company shall promptly advise Parent in writing after becoming aware of any Action commenced, or to the Company’s Knowledge threatened, after the date hereof against the Company or any of its directors by any stockholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such Action. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation and shall consider Parent’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned).

Section 5.7 Resignations. The Company shall deliver to Parent written resignations, effective as of the Closing Date, of the officers and directors of the Company requested by Parent at least five (5) Business Days prior to the Closing.

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Section 5.8 Directors’ and Officers’ Indemnification and Insurance.

(a)       Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company (each a “D&O Indemnified Party”) as provided in the Company’s Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.8 of the Company Disclosure Schedules, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b)       For six years after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation (the “D&O Indemnifying Parties”) shall indemnify, defend and hold harmless each D&O Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each D&O Indemnified Party for any legal or other expenses reasonably incurred by such D&O Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such D&O Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non- appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)       Prior to the Closing, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors and officers of the Company as the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). The Company shall bear the cost of the D&O Tail Policy, and such costs, to the extent not paid prior to the Closing, shall be included in the determination of Transaction Expenses. During the term of the D&O Tail Policy, Parent shall not (and shall cause the Surviving Corporation not to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided, that neither Parent, the Surviving Corporation nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.

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(d)       The obligations of Parent and the Surviving Corporation under this Section 5.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.8 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.8 applies shall be third-party beneficiaries of this Section 5.8, each of whom may enforce the provisions of this Section 5.8).

(e)       In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.8. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.9 Reasonable Best Efforts.

(a)       Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.9), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary Permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly: (A) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), and (iii) immediately above; and (B) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company, on the one hand, or Parent or Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.

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(b)       The Company shall use its reasonable best efforts to obtain, for itself or one of its Subsidiaries, authority, whether by provisional license, provisional permit, co- license, contractual right, or otherwise, to conduct the Company’s intended cannabis activities at a location in either Needles, California or Los Angeles, California (the “Southern California License”). If the Company has not obtained the Southern California License, but all conditions to Closing set forth in Article VII (other than Section 7.2(f)) have been satisfied or waived and this Agreement has not been terminated pursuant to Article VIII, then the parties hereto shall consummate the Merger pursuant to this Agreement and 200,000 shares of Parent Stock otherwise issuable as Closing Date Merger Consideration pursuant to Section 2.3(a)(i) shall be withheld and delivered to the Escrow Agent and, so long as the Southern California License is obtained on or before April 15, 2019 (subject to extension if agreed to by Parent and the Stockholder Representative in their reasonable discretion), shall be released to the Exchange Agent for further delivery to the record holders of Company Stock in the same manner as set forth in Section 2.3(b).

Section 5.10 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby, to be released immediately following execution of this Agreement, shall be in the form attached hereto as Schedule 5.10. Thereafter, each of the Company, Parent, and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of any applicable Canadian or United States securities exchange or other Governmental Entity to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.11 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and Parent and the Parent Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.12 Stock Exchange Matters. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in connection with the Merger to be listed on the CSE, subject to official notice of issuance, prior to the Effective Time. Parent agrees to provide to the Company reasonable opportunity to review and comment on any draft documentation required to be filed with the CSE relating to the issuance of the shares of Parent Stock issuable as Merger Consideration.

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Section 5.13 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.14 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.15 Communication with Securities Regulators. Parent shall respond forthwith to any requests for information relating to the issuance of the shares of Parent Stock issuable as Merger Consideration as may be requested by the CSE or any applicable securities regulatory authority.

Section 5.16 Canadian Counsel. The parties will review and discuss in good faith changes to this Agreement that are recommended by either party’s Canadian legal counsel.

ARTICLE VI
TAX MATTERS

Section 6.1 Tax Covenants.

(a)       Without the prior written consent of Parent, prior to the Closing, the Company, its Subsidiaries, its Representatives and the Company Securityholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent or the Surviving Corporation in respect of any Post-Closing Tax Period. The Company agrees that Parent is to have no liability for any Tax resulting from any such action of the Company, any of its Representatives or the Company Securityholders. The Company Indemnitors shall, jointly and severally, indemnify and hold harmless Parent against any such Tax or reduction of any Tax asset. Prior to Closing, Parent and Company shall confer in good faith to develop and implement agreed-upon procedures to commence resolution of the Tax matters disclosed in Section 3.15(a) of the Company Disclosure Schedule prior to Closing in order to minimize Tax Liabilities. Parent, following the Closing, shall use commercially reasonable efforts to resolve the Tax matters disclosed in Section 3.15(a) of the Company Disclosure Schedule as promptly as practicable and consistent with any agreed-upon procedures.

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(b)       All excise, sales, use, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer, value added and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) arising from the transactions contemplated by this Agreement shall be paid fifty percent (50%) from the Company Indemnitors and fifty percent (50%) by Parent. The party required by Law to file Tax Returns with respect to such Transfer Taxes shall do so in the time and manner prescribed by Law. The applicable party shall provide the other with evidence reasonably satisfactory to such other party that such Transfer Taxes have been paid, or if the transactions are exempt from Transfer Taxes upon the filing of an appropriate certificate or other evidence of exemption.

Section 6.2 Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon the Company or any of its Subsidiaries shall be terminated as of the Closing Date. After such date neither the Company nor any of its Subsidiaries shall have any further rights or liabilities thereunder.

Section 6.3 Tax Indemnification. The Company Indemnitors shall, jointly and severally, indemnify the Company, Parent, and each Parent Indemnitee and hold them harmless from and against (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.7; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this Article VI; (c) all Taxes of the Company and its Subsidiaries or relating to the business of the Company and its Subsidiaries for all Pre-Closing Tax Periods; (d) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or its Subsidiaries (or any predecessor thereto) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; and (e) any and all Taxes of any Person imposed on the Company or any of its Subsidiaries arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing Date. In each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith, the Company Indemnitors shall, jointly and severally, reimburse Parent for any Taxes of the Company and its Subsidiaries that are the responsibility of the Company Indemnitors pursuant to this Section 6.3 within five (5) Business Days prior to the date payment of such Taxes by Parent, the Company or any of their Subsidiaries or Affiliates are required to be paid.

Section 6.4 Tax Returns.

(a)       The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it or any of its Subsidiaries that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law). The Company shall provide Parent a copy of such Tax Returns for its review within a reasonable period of time prior to the date for filing.

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(b)       Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Company or any of its Subsidiaries after the Closing Date with respect to a Pre-Closing Tax Period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and, if it is an income Tax Return, shall be submitted by Parent to Stockholder Representative (together with schedules, statements and, to the extent requested by Stockholder Representative, supporting documentation) at least forty- five (45) days prior to the due date (including extensions) of such Tax Return. If the Stockholder Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, it shall, within ten (10) days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and Stockholder Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Parent and the Stockholder Representative are unable to reach such agreement within ten (10) days after receipt by Parent of such notice, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Parent and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by Parent and Stockholder Representative. The preparation and filing of any Tax Return of the Company that does not relate to a Pre-Closing Tax Period or Straddle Period shall be exclusively within the control of Parent.

Section 6.5 Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(a)       in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(b)       in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

Section 6.6 Contests. Parent agrees to give written notice to Stockholder Representative of the receipt of any written notice by the Company, Parent or any of Parent’s Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by Parent pursuant to this Article VI (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Parent’s right to indemnification hereunder except to the extent the Company Indemnitors are actually prejudiced thereby. Parent shall control the contest or resolution of any Tax Claim; provided, however, that Parent shall obtain the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim; and, provided further, that the Stockholder Representative shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by the Stockholder Representative.

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Section 6.7 Cooperation and Exchange of Information. The Stockholder Representative, the Company and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Article VI or in connection with any audit or other proceeding in respect of Taxes of the Company or any of its Subsidiaries. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of the Stockholder Representative, the Company and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, the Stockholder Representative, the Company or Parent (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.

Section 6.8 Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this Article VI shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by Law.

Section 6.9 Payments to Parent. Any amounts payable to Parent pursuant to this Article VI shall be satisfied from the Company Indemnitors, jointly and severally.

Section 6.10 FIRPTA Statement. On the Closing Date, the Company shall deliver to Parent a certificate, dated as of the Closing Date, certifying to the effect that no interest in the Company is a U.S. real property interest (such certificate in the form required by Treasury Regulation Section 1.897-2(h) and 1.1445-3(c)) (the “FIPRTA Statement”).

Section 6.11 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.7 and this Article VI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

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Section 6.12 Overlap. To the extent that any obligation or responsibility pursuant to Article IX may overlap with an obligation or responsibility pursuant to this Article VI, the provisions of this Article VI shall govern.

ARTICLE VII
CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a)       Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.

(b)       Listing. Parent shall have provided to the CSE all documentation in the form required by the policies of the CSE relating to the issuance of the shares of Parent Stock issuable as Merger Consideration.

(c)       No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the Parent Stock Issuance, or the other transactions contemplated by this Agreement.

(d)       Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 7.1 of the Company Disclosure Schedule and Section 7.1 of the Parent Disclosure Schedule and required to consummate the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware) shall have been obtained, free of any condition that would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Parent and Merger Sub on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of the Company (other than in Section 3.1(a), Section 3.2, Section 3.3(a), Section 3.3(b), Section 3.3(d), Section 3.6(a)) set forth in Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.2 shall be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 3.1(a), Section 3.2, Section 3.3(a), Section 3.3(b), Section 3.3(d), Section 3.6(a) shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

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(b)       Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(c)       Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)       Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in (a), (b), and (c) hereof.

(e)       Required Consents Obtained. At the Closing, the Company and the Stockholders’ Representative shall have obtained and delivered to Parent copies of all Consents set forth in Section 7.2(e) of the Company Disclosure Schedules, which schedule shall include all Cannabis Consents (collectively, the “Required Consents”), and no such Required Consents shall have been withdrawn, suspended or conditioned.

(f)       Southern California License. The Company or its relevant Subsidiary shall have received from either the Los Angeles, California or Needles, California, applicable regulatory authorities a provisional operating license or permit authorizing the Company or such Subsidiary to conduct its intended cannabis activities at the location as previously communicated to Parent by the Company.

(g) Oakland License. The Company or its relevant Subsidiary shall have received from the Port of Oakland a provisional operating license or permit authorizing the Company or such Subsidiary to conduct its intended cannabis activities at the location as previously communicated to Parent by the Company.

(h)       Dissenting Shares. Holders of no more than 3.0% of the shares of Company Stock shall have demanded and not effectively withdrawn or otherwise lost dissenters’ rights under the Appraisal Rights Provisions.

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(i)       Closing Deliverables. The Company shall have delivered the items described in Section 2.4(a).

Section 7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Effective Time of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub (other than in Section 4.1(a), Section 4.3(a), Section 4.3(b), Section 4.3(d), Section 4.5, Section 4.8, Section 4.9, and Section 4.13) set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.2 will be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 4.1(a), Section 4.3(a), Section 4.3(b), Section 4.3(d), Section 4.5, Section 4.8, Section 4.9, and Section 4.13 shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b)       Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.

(c)       Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)       Officers Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in (a), (b), and (c).

(e)       Line of Credit. The Line of Credit shall continue to be in full force and effect.

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(f)       Closing Deliverables. Parent shall have delivered the items described in Section 2.4(b).

ARTICLE VIII
TERMINATION, AMENDMENT, AND WAIVER

 Section 8.1 Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Parent and the Company.

Section 8.2 Termination By Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a)       if the Merger has not been consummated on or before April 15, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the primary cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; or

(b)       if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the Parent Stock Issuance, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the primary cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order.

Section 8.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if:

(a)       there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.2(a) or Section 7.2(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that Parent shall have given the Company at least 30 days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 8.3(a); provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;

(b)       the Stockholder Approval is not delivered by the Company to Parent within 72 hours after the date hereof; or

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(c)       within fourteen (14) days after the date hereof, Parent determines, in its sole and absolute discretion, that it is not satisfied with the results of its due diligence investigation of the assets, properties, prospects, and affairs of the Company.

Section 8.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(a)       there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.3(a) or Section 7.3(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that the Company shall have given Parent at least twenty (20) days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.4 if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

(b)	if (A) all of the conditions set forth in Section 7.1, Section 7.2, and Section7.3 shall have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.2 (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions are capable of being satisfied), (B) the Stockholder Representative shall have delivered an irrevocable written notice to Parent stating that, if Parent and Merger Sub performs their obligations under this Agreement, the Company stands ready, willing and able to consummate the Closing, and will take all actions within their control to cause the Closing to be consummated, and (C) Parent shall have failed to consummate the Closing within two Business Days following the date of Parent’s receipt of the written notice from the Stockholder Representative described in the immediately foregoing clause (B).

Section 8.5 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.1) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.3(a)(ii), this Section 8.5, Section 8.6, Article IX (and any related definitions contained in any such Sections or Article), and Article X which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of Fraud or the material breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 8.6 Fees and Expenses Following Termination.

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(a)       If this Agreement is terminated pursuant to Section 8.3(a) or by the Company pursuant to Section 8.2(a), the Termination Fee shall be released in its entirety to Parent, and all outstanding principal and accrued and unpaid interest under the Line of Credit shall be due and payable by the Company to the Parent pursuant to the terms of the promissory note evidencing the Line of Credit, or, at Parent’s option, may be invested by Parent (or an Affiliate of Parent designated by Parent) in the Company’s Series A Financing (substantially on the terms set forth on Exhibit B to that certain Letter of Intent, dated November 6, 2018, between the Company and High Street Capital Partners, LLC (the “LOI”) at the pre-money valuation set forth in Section 8.6(a)(ii) of the Company Disclosure Schedule. If this Agreement is terminated for any other reason, then Parent shall pay to the Company (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee on or prior to the termination of this Agreement, which Termination Fee shall be invested, for the benefit of Parent (or an Affiliate of Parent designated by Parent) in the Company’s Series A Financing (substantially on the terms set forth on Exhibit B to the LOI) at (i) if this Agreement is terminated pursuant to Section 8.4 or by Parent pursuant to Section 8.2(a), the pre-money valuation set forth on Section 8.6(a)(i) of the Company Disclosure Schedule, (ii) if this Agreement is terminated pursuant to Section 8.3(c), the pre-money valuation set forth on Section 8.6(a)(ii) of the Company Disclosure Schedule, or (iii) if this Agreement is terminated pursuant to Section 8.1, Section 8.2(b), or Section 8.3(b), the pre-money valuation set forth on Section 8.6(a)(iii) of the Company Disclosure Schedule.

(b)       All Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 8.7 Amendment. At any time prior to the Effective Time, this Agreement may, subject to any requirements under the DGCL, be amended or supplemented in any and all respects, by written agreement signed by each of the parties hereto.

Section 8.8 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX
INDEMNIFICATION

Section 9.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section 3.7, which are subject to Article VI) shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, that the representations and warranties in (a) Section 3.1, Section 3.2, Section 3.3(a), Section 3.14, Section 4.1, Section 4.2(a), and Section 4.9 shall survive indefinitely, (b) Section 3.18 shall survive for a period of six (6) years after the Closing, and (c) subsections (c), (d) and (e) of Section 3.16 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

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All covenants and agreements of the parties contained herein (other than any covenants or agreements contained in Article VI which are subject to Article VI) shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Indemnified Party to the Indemnifying Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 9.2 Indemnification by Company Securityholders. Subject to the other terms and conditions of this Article IX, the Company Indemnitors, jointly and severally, shall indemnify and defend each of Parent and its Affiliates (including the Company) and their respective Representatives (collectively, the “Parent Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Parent Indemnitees based upon, arising out of, with respect to or by reason of:

(a)       any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company pursuant to this Agreement (other than in respect of Section 3.7, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to Article VI), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)       any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to Article VI);

(c)       any claim made by any Company Securityholder relating to such Person’s rights with respect to the Merger Consideration, or the calculations and determinations set forth on the Estimated Schedule or the Final Calculations;

(d)       any Company Transaction Expenses or Closing Date Indebtedness to the extent not paid or satisfied by the Company at or prior to the Closing, or if paid by Parent or Merger Sub at or prior to the Closing, to the extent not deducted in the determination of Aggregate Closing Date Merger Consideration; or

(e)       any of the matters set forth in Item 1 of Section 3.15(a) of the Initial Company Disclosure Schedule.

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Section 9.3 Indemnification by Parent. Subject to the other terms and conditions of this Article IX, Parent shall indemnify and defend each of the Company Securityholders and their Affiliates and their respective Representatives (collectively, the “Stockholder Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Stockholder Indemnitees based upon, arising out of, with respect to or by reason of:

(a)       any inaccuracy in or breach of any of the representations or warranties of Parent and Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b)       any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Parent or Merger Sub pursuant to this Agreement (other than Article VI, it being understood that the sole remedy for any such breach thereof shall be pursuant to Article VI).

Section 9.4 Certain Limitations; Source of Payment. The indemnification provided for in Section 9.2 and Section 9.3 shall be subject to the following limitations:

(a)       The Company Indemnitors shall not be liable to the Parent Indemnitees for indemnification under Section 9.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 9.2(a) exceeds $1,100,000 (the “Basket”), in which event the Company Indemnitors shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which the Company Securityholders shall be liable pursuant to Section 9.2(a) and Section 9.2(e) shall not exceed $18,000,000 (the “Cap”).

(b)       Parent shall not be liable to the Stockholder Indemnitees for indemnification under Section 9.3(a) until the aggregate amount of all Losses in respect of indemnification under Section 9.3(a) exceeds the Basket, in which event Parent shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Parent shall be liable pursuant to Section 9.3(a) shall not exceed the Cap.

(c)       Notwithstanding the foregoing, the limitations set forth in Section 9.4(a) and Section 9.4(b) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 3.1, Section 3.2, Section 3.3(a), Section 3.14, Section 4.1, Section 4.2(a), and Section 4.9.

(d)       Notwithstanding anything in this Agreement to the contrary, in no event shall any Company Securityholder be (i) liable for Losses under this Agreement in an aggregate amount that exceeds the Pro Rata Portion of the Merger Consideration actually received by such Company Securityholder, (ii) liable for Fraud committed by any other Company Securityholder, or (iii) to the extent of Losses subject to the Cap, liable for Losses under this Agreement in an amount that exceeds such Company Securityholder’s Pro Rata Portion of the Cap.

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(e)       For purposes of this Article IX, the existence of any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(f)       The indemnified parties hereunder shall use its commercially reasonable efforts to mitigate any Loss for which it seeks to be indemnified pursuant to this Article IX in accordance with the requirements of applicable Law.

(g)       The amount of any Losses that any indemnified party hereunder will be entitled to recover pursuant to this Article IX will be calculated net of any insurance proceeds or any indemnity, contribution or other similar payment actually recovered by the indemnified party from any third party with respect to such Losses, in each case net of all costs of recovery (including any increased insurance premiums directly attributable to any such insurance recovery). In the event that any insurance proceeds or other indemnity, contribution or similar payment is actually recovered by any indemnified party with respect to any Losses for which such indemnified party has previously been indemnified pursuant to this Article IX, then the indemnified party will promptly refund to the indemnifying party an amount equal to the lesser of (A) the aggregate amount of such insurance proceeds or other indemnity, contribution or similar payment (net of all costs of recovery, including any increased insurance premiums directly attributable to any such insurance recovery) and (B) the aggregate amount previously paid to the indemnified party by the indemnifying party pursuant to this Article IX in respect of such Losses. In the event any payment is made by an indemnifying party in respect of Losses pursuant to this Article IX, such indemnifying party shall be subrogated to the extent of such payment to any related rights of recovery of the indemnified party receiving such payment against any Person in respect of the Losses to which such payment relates.

(h)       No Indemnified Party shall be entitled to indemnification pursuant to this Agreement with respect to the breach of any representation, warranty, covenant or agreement made by the Indemnifying Party in this Agreement if the Indemnified Party had, and the Indemnifying Party proves that the Indemnified Party had, actual knowledge of such breach as of the date hereof.

(i)       Source of Payment. Any Losses in excess of the Basket that are payable by any Company Indemnitor under this Article IX shall be satisfied exclusively in the following manner and order: (i) first, from the Holdback Shares (and Parent and Stockholder Representative will execute and deliver joint written instructions instructing the Escrow Agent to make the applicable payments in accordance with terms and conditions of the Escrow Agreement and this Agreement), which, for the avoidance of doubt, shall include, at Parent’s sole discretion, the Tax Indemnification Holdback Shares, and (ii) second, and only after (A) the Indemnification Holdback Shares have been exhausted, (B) Parent determines not to apply any Tax Indemnification Holdback Shares to satisfy such claim or (C) if there are no Holdback Shares then remaining, from the Company Indemnitors, in each case pursuant to the terms and subject to the limitations set forth in this Agreement. In the event any Company Indemnitor is entitled to recover Losses from a Company Indemnitor under this Section 9.4(i), such Losses may be paid by the Company Securityholder, at his, her, or its option, either in cash or by surrendering shares of Parent Stock then held by such Company Securityholder to Parent. For all purposes of this Article IX, shares of Parent Stock, including, without limitation, shares of Parent Stock released from the Holdback Shares to satisfy Company Indemnitor obligations under this Article IX shall be deemed to have a value of $25.00 per share.

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Notwithstanding the foregoing or anything in this Agreement to the contrary, and any Losses incurred relating to the matters set forth on Section 3.15(a) of the Company Disclosure Schedule shall not be applied against the Basket unless and until any such Losses exceeds $1,100,000, in which case the amount of Losses in excess of $1,100,000 shall be applied against the Basket.

Section 9.5 Indemnification Procedures. The party making a claim under this Article IX is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article IX is referred to as the “Indemnifying Party”. For purposes of this Article IX, (i) if Parent (or any other Parent Indemnitee) comprises the Indemnified Party, any references to Indemnifying Party (except provisions relating to an obligation to make payments) shall be deemed to refer to the Stockholder Representative, and (ii) if Parent comprises the Indemnifying Party, any references to the Indemnified Party shall be deemed to refer to the Stockholder Representative. Any payment received by Stockholder Representative as the Indemnified Party shall be distributed to the Company Securityholders in accordance with this Agreement.

(a)       Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is a Company Indemnitor, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (y) seeks an injunction or other equitable relief against the Indemnified Parties. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 9.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 9.5(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Stockholder Representative and Parent shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

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(b)       Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 9.5(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 9.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)       Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

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(d)       Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Company or any of its Subsidiaries (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.7 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in Article VI) shall be governed exclusively by Article VI hereof.

Section 9.6 Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article IX, the Indemnifying Party shall satisfy its obligations within fifteen (15) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

Section 9.7 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Merger Consideration for Tax purposes, unless otherwise required by Law.

Section 9.8 Exclusive Remedies. Subject to Section 10.13, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud, criminal activity or intentional misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Article VI and this Article IX. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Article VI and this Article IX. Nothing in this Article IX shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s Fraudulent, criminal or intentional misconduct.

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ARTICLE X
MISCELLANEOUS

Section 10.1 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acquisition Proposal” has the meaning set forth in Section 5.4(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, examination, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Affordable Care Act” has the meaning set forth in Section 3.16(h).

“Aggregate Closing Date Merger Consideration” has the meaning set forth in Section 2.1(c)(iii).

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 3.3(c).

“Appraisal Rights Provisions” has the meaning set forth in Section 2.3(h).

“Associate” has the meaning set forth in Section 203(c)(2) of the DGCL.

“Attorney Records” means all of the books, files, documents, and records of advisors, including brokers, attorneys, accountants, or other advisers and service providers, in each case relating to their respective representations of the Company or any of its Subsidiaries in connection with the negotiation, execution, and delivery of this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby.

“Authorized Action” has the meaning set forth in Section 2.10(f).

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“Balance Sheet” has the meaning set forth in Section 3.4.

“Balance Sheet Date” has the meaning set forth in Section 3.4.

“Basket” has the meaning set forth in Section 9.4(a).

“Book-Entry Share” has the meaning set forth in Section 2.1(d).

“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in New York, NY are authorized or required by Law or other governmental action to close.

“Canceled Shares” has the meaning set forth in Section 2.1(a).

“Cannabis Consents” means any and all Consents or other requirements of any Governmental Entity or under any License held by the Company in connection with the business of the Company in the cannabis industry.

“Cap” has the meaning set forth in Section 9.4(a).

“Certificate” has the meaning set forth in Section 2.1(d).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Charter Documents” means: (a) with respect to a corporation, the charter, Articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness, determined as of and immediately prior to the Closing.

“Closing Date Merger Consideration” means the shares of Parent Stock issuable as the Merger Consideration less the Holdback Shares and less the Stockholder Representative Fund Shares.

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Board” has the meaning set forth in the Recitals.

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“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Schedules” means the disclosure schedules delivered by the Company to Parent concurrently with the execution and delivery of this Agreement.

“Company Indemnitors” means, collectively, and jointly and severally, the holders of Company Stock.

“Company IP” has the meaning set forth in Section 3.8(a).

“Company Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated hereby on a timely basis (other than as a result of or caused by any actions taken or not taken by the Parent or Merger Sub); provided, however, that, for the purposes of clause (a), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from : (i) changes generally affecting the economy, financial, or securities markets; (ii) the announcement of the transactions contemplated by this Agreement; (iii) any outbreak or escalation of war or any act of terrorism or national or international political or social conditions, including the engagement in hostilities; (iv) general conditions in the industry in which the Company and its Subsidiaries operate; (v) the conditions of any financial, banking or securities markets (including any disruption thereof, any decline in the price of any security or any market index and any changes in interest or exchange rates), (vi) changes in GAAP, (vii) changes in Law, including the enforcement and interpretation thereof; (viii) earthquakes, hurricanes, floods or other natural disasters; (viii) the taking of any action by the Company, its Subsidiaries or any Company Securityholder that is required or expressly permitted pursuant to this Agreement or taken with the prior written consent of the Parent; or (ix) the failure, in and of itself, of the Company and its Subsidiaries to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), or (iv) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the cannabis contract manufacturing industry in which the Company and its Subsidiaries conduct their businesses.

“Company Per Share Merger Consideration” has the meaning set forth in Section 2.1(c)(ii).

“Company Preferred Stock” has the meaning set forth in the Recitals.

“Company Securityholders” means the holders of Company Stock and Company Stock Options.

“Company Stock” has the meaning set forth in the Recitals.

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“Company Stock Option” has the meaning set forth in Section 2.8(a).

“Company Stock Option Exercise Amount” means an amount equal to the aggregate exercise price for all Company Stock Options.

“Company Stock Plans” means the following plans, in each case as amended: Form Factory, Inc. 2018 Stock Incentive Plan.

“Company Subsidiary Securities” has the meaning set forth in Section 3.2(g).

“Company Transaction Expenses” means, to the extent not paid prior to the Closing, (a) all fees and expenses of the Company or any of its Subsidiaries or any Company Securityholder (to the extent payable by the Company) incurred in connection with the Merger and the other Transaction Documents and the other transactions contemplated hereby and thereby, (b) the fees and expenses of Tonkon Torp LLP, The Michael L. Larson Company, P.C., Potter Anderson Corroon LLP, and Miller Thomson LLP, (c) any stay-bonus, transaction completion bonus, change of control payment or other similar payment made or required to be made to any director, officer or employee of the Company (plus the employer portion of FICA and Medicare Taxes with respect thereto) as a result of this Agreement, the Merger or the transactions contemplated hereby and thereby and (d) any other amounts under any agreement or arrangement to which the Company is subject and which are not included in subparagraph (c) herein that are payable or would become payable by the Company to any other Person as a result of this Agreement, the Merger or the transactions contemplated hereby and thereby (including without limitation the employer portion of FICA and Medicare Taxes with respect to the payments to the holders of Company Stock Options).

“Confidentiality Agreement” has the meaning set forth in Section 5.3(a)(ii).

“Consent” has the meaning set forth in Section 3.3(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“CSE” means the Canadian Securities Exchange.

“DGCL” has the meaning set forth in the Recitals.

“Direct Claim” has the meaning set forth in Section 9.5(c).

“D&O Indemnified Party” has the meaning set forth in Section 5.8(a).

“D&O Indemnifying Parties” has the meaning set forth in Section 5.8(b).

“D&O Tail Policy” has the meaning set forth in Section 5.8(c).

“Dissenting Shares” has the meaning set forth in Section 2.3(h).

“DOL” has the meaning set forth in Section 3.16(b).

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“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any claim, charge, lease, covenant, easement, encumbrance, pledge, security interest, lien, option, right of others, mortgage, deed of trust, hypothecation, conditional sale or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract or Law.

“End Date” has the meaning set forth in Section 8.2(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or

(b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” has the meaning set forth in Section 3.15(a).

“ERISA Affiliates” has the meaning set forth in Section 3.16(a).

“Escrow Agent” has the meaning set forth in Section 2.3(a)(ii).

“Escrow Agreement” has the meaning set forth in Section 2.3(a)(ii).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.2(a).

“Estimated Company Transaction Expenses” has the meaning set forth in Section 2.9(a)(i).

“Estimated Schedule” has the meaning set forth in Section 2.9(a)(i).

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Exchange Fund” has the meaning set forth in Section 2.3(a).

“Exchange Ratio” has the meaning set forth in Section 2.1(b).

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“Expenses” means, with respect to any Person, all reasonable and documented out-of- pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, or in connection with other regulatory approvals, and all other matters related to the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement.

“FIPRTA Statement” has the meaning set forth in Section 6.10.

“Final Company Disclosure Schedules” has the meaning set forth in Section 5.6(a)(i).

“Financial Statements” has the meaning set forth in Section 3.4.

“Fraud” means intentional fraud and shall exclude equitable fraud, promissory fraud, unfair dealing fraud and any other fraud based claim.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Entity” has the meaning set forth in Section 3.3(c).

“Hazardous Substance” shall mean: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum- derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead- containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Holdback Shares” means, collectively, the Indemnification Holdback Shares and the Tax Indemnification Holdback Shares (totaling in the aggregate 720,000 shares of Parent Stock otherwise included as Merger Consideration).

“Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other outstanding payment obligations arising under any obligations of the Company or any of its Subsidiaries consisting of: (a) funded indebtedness for borrowed money, whether current, short-term or long-term and whether secured or unsecured, or for the deferred purchase price of property or services (including any “earn-out” or similar payments but excluding the Line of Credit, trade payables and equipment financing incurred in the ordinary course of business), related accrued interest and prepayment penalties; (b) funded indebtedness evidenced by any note, bond, debenture or other debt security, related accrued interest and prepayment penalties; (c) any indebtedness referred to in clauses (a) and (b) above of any Person that is either guaranteed (including under any “keep well” or similar arrangement) by, or secured by any Encumbrance upon any property or asset owned by, the Company or any of its Subsidiaries, in each case, as of such date; and (d) advances made to employees or companies other than in the ordinary course of business. For the avoidance of doubt, “Indebtedness” shall not include: (i) any liabilities taken into account in the calculation of the Aggregate Closing Date Merger Consideration; or (ii) any amounts included in the Company Transaction Expenses.

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“Indemnification Holdback Shares” means 680,000 shares of Parent Stock otherwise included as Merger Consideration.

“Indemnified Party” has the meaning set forth in Section 9.5.

“Indemnifying Party” has the meaning set forth in Section 9.5.

“Independent Accountant” has the meaning set forth in Section 2.9(d).

“Initial Company Disclosure Schedules” has the meaning set forth in Section 5.6(a)(i).

“Intellectual Property” has the meaning set forth in Section 3.8(a).

“Interim Balance Sheet” has the meaning set forth in Section 3.4.

“Interim Balance Sheet Date” has the meaning set forth in Section 3.4.

“Interim Financial Statements” has the meaning set forth in Section 3.4.

“IP Licenses” has the meaning set forth in Section 3.8(c).

“Knowledge” means: (a) with respect to the Company and its Subsidiaries, the knowledge of each of the individuals listed in Section 10.1 of the Company Disclosure Schedule; and (b) with respect to Parent and its Subsidiaries, the knowledge of each of the individuals listed in Section 10.1 of the Parent Disclosure Schedule. Any such individual shall be deemed to have knowledge of a particular fact or matter if: (i) such individual is actually aware of such fact or matter, or (ii) such fact or matter would reasonably have been known by an individual in a like position in the diligent performance of his or her duties with the Company or its Subsidiaries or the Parent, as applicable.

“Laws” means any federal, state, provincial, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

“Lease” shall mean all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Company or any of its Subsidiaries holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder.

“Leased Real Estate” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or any of its Subsidiaries.

“Letter of Intent” has the meaning set forth in Section 2.3(b).

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“Liability” shall mean any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Licenses” means all licenses, permits (including environmental, construction and operational permits), franchises, certificates, approvals, registrations, authorizations, variances and similar rights issued by any Governmental Entity and all pending applications therefor and renewals thereof.

“Line of Credit” means the working capital and capital expenditure line of credit provided by the Parent to the Company in the amount of up to $8,000,000 for use by the Company to fund its working capital needs and to pay down any existing indebtedness of the Company and its Subsidiaries, including any payoffs required at Closing.

“Listing Statement” has the meaning set forth in Section 4.14(b).

“LOI” has the meaning set forth in Section 8.6(a).

“Losses” means losses, damages, Liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive, incidental, consequential or exemplary damages, except to the extent reasonably foreseeable or actually awarded to a Governmental Authority or other third party.

“Material Contracts” has the meaning set forth in Section 3.19.

“Material Customers” has the meaning set forth in Section 3.10(a).

“Material Vendors” has the meaning set forth in Section 3.10(b).

“Merger” has the meaning set forth in Section 1.1.

“Merger Consideration” has the meaning set forth in Section 2.1(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“Money Laundering Laws” has the meaning set forth in Section 3.11(c).

“Order” means any order, writ, assessment, decision, injunction, decree, ruling, or judgment of any Governmental Entity.

“Other Governmental Approvals” has the meaning set forth in Section 3.3(c).

“Owned Real Estate” shall mean all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by the Company or any of its Subsidiaries.

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“Parent” has the meaning set forth in the Preamble.

“Parent Balance Sheet” has the meaning set forth in Section 4.4.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Disclosure Schedules” means the disclosure schedules delivered by Parent to the Company concurrently with the execution and delivery of this Agreement.

“Parent Indemnitees” has the meaning set forth in Section 9.2.

“Parent Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of Parent and its Subsidiaries, taken as a whole; or (b) the ability of Parent to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a Parent Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial, or securities markets; (ii) the announcement of the transactions contemplated by this Agreement; (iii) any outbreak or escalation of war or any act of terrorism; (iv) general conditions in the industry in which Parent and its Subsidiaries operate; (v) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso); or (vi) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), provided further, however, that any event, change, and effect referred to in clauses (i), (iii), or (iv) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Parent and its Subsidiaries conduct their businesses.

“Parent Stock” has the meaning set forth in the Recitals.

“Parent Stock Issuance” means the issuance by Parent to the Company Securityholders of Parent Stock as Merger Consideration pursuant to the terms of this Agreement.

“Pay-Off Lender” has the meaning set forth in Section 2.2(a).

“Permitted Encumbrances” means: (a) carriers’, warehouseman’s, mechanics’, materialmen’s and repairmen’s liens which have arisen in the ordinary course and securing obligations incurred prior to the Closing Date that are not delinquent and that will be paid and discharged in the ordinary course of business, or, if delinquent, that are being contested in good faith with any action to foreclose on or attach any asset on account thereof properly stayed; (b) Encumbrances arising under or in connection with the Closing Date Indebtedness that will be discharged at Closing; (c) Encumbrances imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, that, singularly or in the aggregate, will not interfere with the ownership, use or operation of such real property; (d) Encumbrances for Taxes that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings; and (e) Encumbrances set forth on Section 3.17(d) of the Company Disclosure Schedule.

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“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

“Post-Closing Taxes” means Taxes of the Company for any Post-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing

Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company for any Pre-Closing Tax Period.

“Pro Rata Portion” means, with respect to each Company Securityholder, a fraction, the numerator of which is the aggregate number of shares of Company Stock and Company Common Stock issuable upon exercise of any Company Stock Options held by such Company Securityholder, and the denominator of which is the aggregate number of shares of Company Stock and Company Common Stock issuable upon exercise of any Company Stock Options held by all Company Securityholders, such Pro Rata Portion shall be set forth on the Merger Consideration Schedule.

“Public Record” means all information filed by Parent with the Ontario Securities Commission, the CSE, or both in compliance, or intended compliance, with the Securities Laws of Ontario and the rules and policies of the CSE from November 14, 2018 forward.

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Representatives” has the meaning set forth in Section 5.4.

“Requisite Company Vote” has the meaning set forth in Section 3.3(a).

“SEC” means the United States Securities and Exchange Commission.

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“Securities Laws” means all securities laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies that are applicable to Parent.

“Service” has the meaning set forth in Section 3.16(b).

“Seller Parties” has the meaning set forth in Section 10.15(b).

“Settlement Date” has the meaning set forth in Section 2.9(e).

“Southern California License” has the meaning set forth in Section 5.9(b).

“Stockholder Approval” has the meaning set forth in the Recitals.

“Stockholder Indemnitees” has the meaning set forth in Section 9.3.

“Stockholder Notice” has the meaning set forth in Section 5.5(b).

“Stockholder Representative Fund Shares” means 40,000 shares of Parent Stock otherwise included in the Merger Consideration.

“Straddle Period” has the meaning set forth in Section 6.5.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax Claim” has the meaning set forth in Section 6.6.

“Taxes” means all (a) U.S. federal, state, local and foreign income, profits, franchise, sales, use, ad valorem, personal property, other property, unclaimed property or escheat (whether or not treated as a tax under applicable Law), severance, production, excise, stamp, stamp duty revenue tax, stamp duty land tax, documentary, real property, real property transfer or gain, gross receipts, goods and services, registration, capital, capital stock, transfer, withholding, estimated, alternative, minimum, add-on minimum, value added, natural resources, entertainment, amusement, occupation, premium, windfall profit, environmental, customs, duties, special assessment, social security, national insurance contributions, unemployment, disability, payroll, license, employee, healthcare (whether or not treated as a tax under applicable Law) or other tax of any kind whatsoever (whether payable directly or by withholding), including any interest, penalties, or additions to tax or additional amounts in respect of the foregoing; (b) liability for the payment of any amounts of the type described in clause (a) above arising as a result of being (or ceasing to be) a member of any affiliated, consolidated combined, unitary or aggregate group (or being included (or required to be included) in any Tax Return relating thereto); and (c) liability for the payment of any amounts of the type described in clause (a) of another Person as a result of any transferee or secondary liability or any liability assumed by contract, agreement, Law or otherwise.

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“Tax Indemnification Holdback Shares” means 40,000 shares of Parent Stock otherwise included as Merger Consideration.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means US$10,000,000, less all amounts outstanding under the Line of Credit (including all outstanding principal and accrued but unpaid interest).

“Third Party Claim” has the meaning set forth in Section 9.5(a).

“Tonkon” has the meaning set forth in Section 10.15(a).

“Transaction Documents” means this Agreement, and the other agreements, documents, certificates and instruments required to be executed or delivered by any of the parties pursuant to this Agreement, including, without limitation, the Escrow Agreement, the restrictive covenant agreements identified in Section 2.4(a)(viii), the employee offer letters identified in Section 2.4(a)(vii), the termination of employment agreements identified in Section 2.4(a)(ix).

“Treasury Regulations” means the Treasury regulations promulgated under the Code. Section

10.2 Interpretation; Construction.

(a)       The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule and Parent Disclosure Schedule.

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(b)       The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.3 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 10.3 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 10.4 Governing Law. This Agreement and all Actions (whether based on contract, tort, or statute) arising out of or relating to this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Section 10.5 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the United States District Court of the District of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 10.5; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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Section 10.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.6.

Section 10.7 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.7):

If to Parent or Merger Sub, to:	Acreage Holdings, Inc. 36 Madison Avenue, 11th Floor New York, NY 10017 Attn: James Doherty Email: j.doherty@acreageholdings.com
with a copy (which will not constitute notice to Parent or Merger Sub) to:	Cozen O’Connor One Liberty Place 1650 Market Street Philadelphia, PA 19103 Attention: Joseph C. Bedwick and Christopher J. Bellini E-mail: jbedwick@cozen.com; cbellini@cozen.com
If to the Company, to:	Form Factory, Inc. 2200 SE Mailwell Drive, Suite 100 Milwaukie, OR 97222 Attention: Charles Harrell Email: charrell@compasslawllc.com and charrell@formfactoryusa.com
with a copy (which will not constitute notice to the Company) to:	Tonkon Torp LLP 1600 Pioneer Tower 888 SW Fifth Avenue Portland, OR 97204 Attention: Jessica Morgan and Sherrill Corbett Email: jessica.morgan@tonkon.com; sherrill.corbett@tonkon.com
If to the Stockholder Representative:	MacArthur Investments, LLC Attn: Andrew Sturner 14633 Ottaway Rd. NE Building B Aurora, Oregon 97002
with a copy (which will not constitute notice to the Stockholder Representative) to:	Tonkon Torp LLP 1600 Pioneer Tower 888 SW Fifth Avenue Portland, OR 97204 Attention: Jessica Morgan and Sherrill Corbett Email: jessica.morgan@tonkon.com; sherrill.corbett@tonkon.com or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

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Section 10.8 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Escrow Agreement, the Confidentiality Agreement, and, solely for purposes of Section 8.6(a), Exhibit B to the LOI, constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Parent Disclosure Schedule, and the Company Disclosure Schedule (other than an exception expressly set forth as such in the Parent Disclosure Schedule or Company Disclosure Schedule), the statements in the body of this Agreement will control.

Section 10.9 No Third-Party Beneficiaries. Except as provided in Section 5.7 hereof (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

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Section 10.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither Parent or Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent in the case of Parent and Merger Sub), which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware State court, in addition to any other remedy to which they are entitled at Law or in equity.

Section 10.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 10.15 Conflicts and Privilege.

(a)       Each of the parties hereto acknowledges and agrees that Tonkon Torp LLP (“Tonkon”) has acted as counsel to the Company in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b)       Parent hereby consents and agrees to, and agrees to cause, the Company to consent and agree to, Tonkon representing the Stockholder Representative and any of the Company Securityholders (collectively, the “Seller Parties”) after the Closing, including, without limitation, with respect to disputes in which the interests of the Seller Parties may be directly adverse to Parent and its subsidiaries (including the Company). In connection with the foregoing, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Company to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Tonkon’s prior representation of the Company and

(ii) Tonkon’s representation of the Seller Parties prior to and after the Closing, including the communication by Tonkon to the Seller Parties in connection with any such representation. Notwithstanding the foregoing, this consent and waiver of the right to assert any conflict of interest is solely limited to matters arising in connection with the negotiation and documentation of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby. Nothing in this Section 10.15 shall constitute a waiver of any attorney-client privilege or any privilege associated with the Company on any matter (other than Tonkon’s representation of the Company in connection with this Agreement, the Transaction Documents, and the transactions contemplated hereby and thereby, in a manner that would not materially prejudice the Company’s rights and obligations vis a vis third parties), and does not waive or excuse Tonkon from complying with applicable rules of professional conduct regarding the confidentiality of any client information of the Company other than as it pertains to Tonkon’s representation of the Company in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby.

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(c)       All pre-Closing communications involving attorney-client confidences between the Company and the Company Securityholders, on the one hand, and Tonkon, on the other hand, in the course of and relating to the negotiation and documentation of this Agreement and the Transaction Documents shall be deemed to be attorney-client confidences that belong solely to the Company Securityholders (and not the Company) and may be controlled by the Company Securityholders. Without limiting the generality of the foregoing, upon and after the Closing, the Company Securityholders and their Affiliates (and not the Company) shall be the sole holders of the attorney-client privilege with respect to such pre-Closing communications relating to the negotiation and documentation of this Agreement and the Transaction Documents, and the Company shall not be a holder thereof; provided, in the event a dispute arises after Closing between Parent or any of its Affiliates (including the Company), on the one hand, and any other Person other than the Company Securityholders or their respective Affiliates, on the other hand, each of Parent and the Company may assert the attorney-client privilege with respect to such pre-Closing communications to prevent disclosure thereof to such Person.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FORM FACTORY, INC.

By: “Anthony J. Bash”

Name: Anthony J. Bash
Title: Co-CEO

By: “Todd A. Boren”

Name: Todd A. Boren
Title: Co-CEO

By: “Joshua Held”

Name: Joshua Held Title: President

ACREAGE HOLDINGS, INC.

By: “Kevin P. Murphy”

Name: Kevin P. Murphy

Title: Chief Executive Officer
WONKA MERGER SUB, INC.

By: “Tyson Macdonald”

Name: Tyson Macdonald
Title: President

MACARTHUR INVESTMENTS, LLC

By: MacArthur Capital LLC, its Manager

By: “Todd A. Boren”

Name: Todd A. Boren
Title: Manager

Signature page to Agreement and Plan of Merger

EXHIBIT A

Certificate of Incorporation of Surviving Corporation

[Attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

FORM FACTORY, INC.

ARTICLE I

The name of this corporation is Form Factory, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and County of New Castle.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The aggregate number of shares that this Corporation shall have authority to issue is 1,000 shares of capital stock, all of which shall be designated “Common Stock”, each having a par value of $0.001.

ARTICLE V

A.       The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B.       The Bylaws may be altered or amended, or new Bylaws may be adopted, by the stockholders entitled to vote. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE VI

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

EXHIBIT B

Form of Restricted Stock Agreement

[Attached]

Restricted Stock Agreement

This Restricted Stock Agreement (this “Agreement”) is made and entered into as of                  , 201_, by and between Acreage Holdings, Inc., a British Columbia company (the “Company”), and (the “Employee”).

WHEREAS, the Company is party to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated December , 2018, by and among Form Factory, Inc., a Delaware corporation (“Form Factory”), the Company, Wonka Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, and [               ], solely in its capacity as the Stockholder Representative;

WHEREAS, pursuant to and in accordance with the terms and provisions of the Merger Agreement, holders of shares of Form Factory’s (i) common stock, par value $0.001 per share and (ii) preferred stock, par value $0.001 per share shall receive Class A Subordinate Voting Shares of the Company (the “Subordinate Voting Shares”); and

WHEREAS, the Merger Agreement provides that certain Subordinate Voting Shares to be received by the Employee shall be subject to a twenty-four (24) month vesting period.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.       Grant of Restricted Stock. Pursuant to Section 2.1(g) of the Merger Agreement,                    Subordinate Voting Shares (the “Restricted Stock”) received by the Employee pursuant to the Merger Agreement shall be subject to the restrictions set forth in this Agreement and the Merger Agreement.

2.	Restricted Period; Vesting.

2.1       Except as otherwise provided herein, provided that the Employee remains in Continuous Service through the applicable vesting date, one-third of the Restricted Stock will vest on each of the twelve (12), eighteen (18) and twenty-four (24) month anniversaries of the date hereof. The total period over which the Restricted Stock vests is referred to as the “Restricted Period”.

2.2       The foregoing vesting schedule notwithstanding, if the Employee’s Continuous Service terminates for (a) any reason other than the termination of Employee’s employment by the Company for Cause, (b) termination of employment by the Employee for Good Reason, (c) Employee's Disability or (d) Employee's death, 100% of the unvested Restricted Stock shall vest as of the date of such termination. In the event the Employee’s Continuous Service terminates as the result of termination of employment by the Company for Cause under subsection (b), then the Company shall, at its option, either allow the unvested Restricted Stock to vest as of the date of such termination or repurchase for cash (U.S.D.) the unvested Restricted Stock at a purchase price equal to $22.50 per share. In the event the Employee's Continuous Service terminates as a result of termination of employment by the Company for Cause under subsections (a), (c) or (d) or termination by the Employee other than for Good Reason, the unvested Restricted Stock will be forfeited by the Employee and canceled, and all of the Employee’s rights to such shares shall immediately terminate without any payment or consideration by the Company.

2.3       The foregoing vesting schedule notwithstanding and provided the Employee remains in Continuous Service, upon the occurrence of a Change in Control, 100% of the unvested Restricted Stock shall vest as of the date of the Change in Control.

3.       Restrictions. Subject to any exceptions set forth in this Agreement, during the Restricted Period, the Restricted Stock and the rights relating thereto may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Employee. Any attempt to assign, alienate, pledge, attach, sell or otherwise transfer or encumber the Restricted Stock or the rights relating thereto during the Restricted Period shall be wholly ineffective and, if any such attempt is made, the Restricted Stock will be forfeited by the Employee and canceled, and all of the Employee’s rights to such shares shall immediately terminate without any payment or consideration by the Company.

4.	Rights as Shareholder; Dividends.

4.1       The Employee shall be the record owner and registered holder of the Restricted Stock until the Subordinated Voting Shares are sold or otherwise disposed of, and shall be entitled to all of the rights of a shareholder of the Company including, without limitation, the right to vote such shares and receive all dividends or other distributions paid with respect to such shares. Notwithstanding the foregoing, any dividends or other distributions shall be subject to the same restrictions on transferability as the Restricted Stock with respect to which they were paid.

4.2       The Company may issue stock certificates or evidence the Employee’s interest by using a restricted book entry account with the Company’s transfer agent (including, for greater certainty, the transfer agent’s Direct Registration System). Physical possession or custody of any stock certificates that are issued shall be retained by the Company until such time as the Restricted Stock vests.

4.3       If the Employee forfeits any rights he or she has under this Agreement in accordance with Section 2, the Employee shall, on the date of such forfeiture, no longer have any rights as a shareholder with respect to the Restricted Stock and shall no longer be entitled to vote or receive dividends on such shares, which shall be canceled without payment or consideration by the Company.

5.       No Right to Continued Service. Neither the Merger Agreement nor this Agreement shall confer upon the Employee any right to be retained in any position, as an employee of the Company. Further, nothing in the Merger Agreement or this Agreement shall be construed to limit the discretion of the Company to terminate the Employee’s Continuous Service at any time, with or without Cause.

6.	Tax Liability and Withholding.

6.1       The Employee shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Employee, the amount of any required withholding taxes in respect of the Restricted Stock and to take all such other action as the Committee deems necessary to satisfy all obligations for the payment of such withholding taxes. The Committee may permit the Employee to satisfy any federal, state or local tax withholding obligation by any of the following means, or by a combination of such means:

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(a)       tendering a cash payment.

(b)       authorizing the Company to withhold Restricted Stock from the Restricted Stock otherwise issuable or deliverable to the Employee as a result of the vesting of the Restricted Stock; provided, however, that no Restricted Stock shall be withheld with a value exceeding the maximum amount of tax required to be withheld by law.

(c)       delivering to the Company previously owned and unencumbered Subordinate Voting Shares.

6.2       Notwithstanding any action the Company takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains the Employee’s responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant or vesting of the Restricted Stock or the subsequent sale of any shares; and (b) does not commit to structure the Restricted Stock to reduce or eliminate the Employee’s liability for Tax-Related Items.

7.       Section 83(b) Election. The Employee shall not make an election under Code Section 83(b) (an “83(b) Election”) with respect to any Restricted Stock received in exchange for Company Stock Options. With respect to any Restricted Stock received in exchange for Company Common Stock or Company Preferred Stock, the Employee shall consult his or her tax advisor as to whether to make an 83(b) Election.

8.       Compliance with Law. The issuance and transfer of Restricted Stock shall be subject to compliance by the Company and the Employee with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company’s Subordinate Voting Shares may be listed. No Restricted Stock shall be issued or transferred unless and until any then applicable requirements of state, federal and Canadian laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel. The Employee understands that the Company is under no obligation to register the Subordinate Voting Shares with the United States Securities and Exchange Commission, any state securities commission or any stock exchange, or to file a prospectus with any Canadian provincial securities regulatory authority, to effect such compliance.

9.       Legends. A legend may be placed on any certificate(s) or other document(s) delivered to the Employee indicating restrictions on transferability of the Restricted Stock pursuant to this Agreement or any other restrictions that the Committee may deem advisable under the rules, regulations and other requirements of the United States Securities and Exchange Commission, any applicable federal, state or Canadian provincial securities laws or any stock exchange on which the Subordinate Voting Shares are then listed or quoted.

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10.	Notices. Any notice required to be delivered to the Company under this Agreement shall be in writing and addressed to the of the Company at the Company’s principal corporate offices. Any notice required to be delivered to the Employee under this Agreement shall be in writing and addressed to the Employee at the Employee’s address as shown in the records of the Company. Either party may designate another address in writing (or by such other method approved by the Company) from time to time.

11.	Defined Terms.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cause” means (a) the Employee’s conviction (or plea of nolo contendere) of a felony or a crime, in each case, against the Company; (b) the Employee’s conviction (or plea of nolo contendere) of any other felony or a crime not included in (a); (c) intentional act(s) of disloyalty or deliberate dishonesty, in each case, materially injurious to the Company, fraud, or breach of fiduciary duty to the Company or any of its Affiliates; or (d) the Employee’s (i) material breach of any material agreement to which the Employee and the Company (or any of its Affiliates) are parties (after the expiration of any applicable cure period), (ii) repeated failure or refusal to perform the duties set forth in any agreement to which the Employee and the Company (or any of its Affiliates) are parties after notice of such refusal and failure to perform and opportunity to cure (provided that there have been no material change in the Employee's duties or responsibilities), (iii) repeated willful disregard of, or repeated failure or refusal to carry out or comply with, the lawful and reasonable directives of the Company (provided the Company's directives do not affect any material change in the Employee's duties or responsibilities) or any of the Company’s written policies, rules and practices known to the Employee and provided to the Employee in writing (as in effect from time to time), in each case with respect to the foregoing clause (d) that is not cured (if capable of cure) to the Company's reasonable satisfaction within thirty (30) days after the date on which the Company delivers written notice to the Employee specifying the material breach, failure, refusal or willful disregard.

“Change in Control” means one Person (or more than one Person acting as a group) acquires ownership of shares of the Company that, together with the shares held by such person or group, constitutes more than 50% of the total voting power of the Company’s issued shares; provided, that, a Change in Control shall not occur if any Person (or more than one Person acting as a group) owns more than 50% of the total voting power of the Company’s shares as at the date hereof, and subsequently acquires additional shares.

“Committee” means the Compensation and Corporate Governance Committee of the Board, as constituted at any time.

“Continuous Service” means that the Employee’s service with the Company or an Affiliate as an employee is not interrupted or terminated. The Employee’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Employee renders service to the Company or an Affiliate as an employee or a change in the entity for which the Employee renders such service, provided that there is no interruption or termination of the Employee’s Continuous Service. For example, a change in status from an employee of the Company to a director of an Affiliate will not constitute an interruption of Continuous Service. Continuous Service shall not be considered interrupted in the case of any leave of absence, including, but not limited to, sick leave, military leave or any other personal or family leave of absence.

4

“Disability” means that the Employee, as a result of physical or mental medical condition, is incapable of engaging in Employee's occupation with the Company and such disability has continued for at least twelve (12) months from the date of incapacity caused by the disability.

“Good Reason” means without the Employee’s consent (i) any material reduction of the Employee’s base salary; (ii) a material change in the Employee’s duties or responsibilities; (iii) required relocation of the Employee’s office to a location more than fifty (50) miles from the current location; (iv) a Change in Control; or (v) a material breach by the Company of this Agreement or any other agreement to which the Employee and the Company (or any of its Affiliates) are parties; provided, however, that with respect to any Good Reason termination, the Company will be given not less than thirty (30) days’ written notice by the Employee (within sixty (60) days of the occurrence of the event constituting Good Reason) of the Employee’s intention to terminate his or her employment for Good Reason, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed termination for Good Reason is based, and such termination shall be effective at the expiration of such thirty (30) day notice period only if the Company has not cured such act or acts or failure or failures to act that give rise to Good Reason during such period.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group.

12.       Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the State of Delaware without regard to conflict of law principles.

13.       Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. This Agreement may not be assigned by the Employee. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon the Employee and the Employee’s beneficiaries, executors, administrators and the person(s) to whom the Restricted Stock may be transferred by will or the laws of descent or distribution.

14.       Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each provision of this Agreement shall be severable and enforceable to the extent permitted by law.

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15.       No Impact on Other Benefits. The value of the Employee’s Restricted Stock is not part of his or her normal or expected compensation for purposes of calculating any severance, retirement, welfare, insurance or similar employee benefit.

16.       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

17.       Acceptance. The Employee hereby acknowledges receipt of a copy of the Merger Agreement and this Agreement. The Employee has read and understands the terms and provisions thereof, and accepts the Restricted Stock subject to all of the terms and conditions of the Merger Agreement and this Agreement. The Employee acknowledges that there may be adverse tax consequences upon the grant or vesting of the Restricted Stock or disposition of the underlying shares and that the Employee has been advised to consult a tax advisor prior to such grant, vesting or disposition.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ACREAGE HOLDINGS, INC.

By:
Name:
Title:
EMPLOYEE
By:
Name:

080000/02154/9524039v2

6

EXHIBIT C

Form of Offer Letter

[Attached]

Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor
New York, NY 10017

NAME

Dear Name:

In connection with consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated [               ], 2018, by and among Acreage Holdings, Inc., Wonka Merger Sub, Inc., Form Factory, Inc., and [                  ], solely in its capacity as the Stockholder Representative (the “Merger Agreement), we are pleased to present the following offer of employment. This letter will summarize and confirm the details of our offer for you to join Acreage Holdings, Inc. (“Acreage” or the “Company”), in the position of TITLE commencing on a date to be determined and reporting to MANAGER.

This offer letter supersedes any employment agreement you may have with Form Factory and/or one of its Subsidiaries (as such term is defined in the Merger Agreement).

Orientation Information: Once this offer letter is signed and filed by all parties, a separate email will be sent to you containing more information about your first day, as well as a list of legal documents required to complete your I-9 form when you start with Acreage.

Here are the specific details of our offer:

Base Compensation: Your compensation will be $XXXX annually, less payroll deductions and required taxes and withholdings, and will be paid semi-monthly. This position is exempt under one or more of the “white collar” exemptions provided in federal or state law, and you therefore will not receive overtime pay if you work more than 40 hours in a workweek.

Equity: Pursuant to the Merger Agreement, you will receive            shares of the Company’s Class A Subordinate Voting Shares (collectively, the " Restricted Stock")], all of which are subject to a vesting period more fully described in the Restricted Stock Agreement entered into between the parties on the closing date. In the event, (a) you terminate your employment with the Company for Good Reason (as defined in the Restricted Stock Agreement), (b) you are terminated by the Company without Cause (as defined in the Restricted Stock Agreement), or (c) your employment is terminated due to your Disability (as defined in the Restricted Stock Agreement) or (d) your death, any unvested Restricted Stock shall immediately vest to you on the date of your termination with the Company. Notwithstanding the preceding sentence, if you are terminated for Cause under subsection (b) of that definition, then the Company shall, at its option, either allow the unvested Restricted Stock to vest as of the day of such termination or repurchase for cash (U.S.D.) the unvested Restricted Stock at a purchase price equal to $22.50 per share; if you are terminated for Cause under subsections (a), (c) or (d) of that definition or you terminate your employment other than for Good Reason, then the unvested Restricted Stock will be forfeited by you and canceled, and all of your rights to such shares shall immediately terminate without any payment or consideration by the Company.

Benefits: Acreage offers a full range of benefits for you and your qualified dependents as outlined in the Summary of Benefits.

This offer of employment is contingent upon you fulfilling each of the following terms:

Acknowledgement of Company Handbook and Confidentiality Agreement: As an Acreage employee, you are required to follow its rules and regulations. Therefore you will be asked to acknowledge that you have read the Acreage employee handbook, and sign and comply with the Non-Disclosure Agreement (the “NDA”), which prohibits, among other things, the unauthorized use or disclosure of Acreage’s confidential and proprietary information. As a condition of your employment you will also be required to execute Acreage’s Non-Competition agreement within 5 days following your execution of this offer letter. In order to retain necessary flexibility in the administration of its policies and procedures, Acreage reserves the right to change or revise its policies, procedures, and benefits at any time. In addition, you acknowledge and agree that as an employee of the Company you are subject to the Company's insider trading policy, but that in your position within the Company shall not by virtue of your position alone be subject to the pre-clearance procedures and blackout periods, and unless you are in possession of material nonpublic information may trade during such blackout periods.

At Will Employment: Please understand, as stated in all job offers, Acreage is an employment-at-will company. That means that you or the Company may terminate your employment at any time, with or without Cause and with or without prior notice. Accordingly, this letter is not a contract and should not be construed as creating contractual obligations.

This offer letter, together with your NDA forms the complete and exclusive statement of your employment with Acreage. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes to the terms of this letter require a written modification signed by an authorized employee of Acreage.

If you wish to accept employment at Acreage under the terms described above, please sign and date this letter and the NDA at your soonest convenience. Please retain copies for your records.

NAME, we are excited that you are joining Acreage’s team and feel that you have a great deal to contribute. If you have any questions, you may contact me at c.finn@acreageholdings.com.

Sincerely,

Colleen Finn

Vice President, Human Resources

I understand and accept the terms of this employment offer.

NAME

Date

080000/02154/9523956v2

EXHIBIT D

Form of Restrictive Covenant Agreement

[Attached]

RESTRICTIVE COVENANT AGREEMENT

This Restrictive Covenant Agreement (this “Agreement”) is entered into as of                               , 2018, by and between Acreage Holdings, Inc., a British Columbia corporation (the “Company”), and [                    ] (the “Restricted Person”).

Introduction

Reference is made to that certain Agreement and Plan of Merger dated                        , 2018 (the “Merger Agreement”), by and among the Company, [Merger Sub], Inc., a Delaware corporation (“Merger Sub”), Form Factory, Inc., a Delaware corporation (“FF”), and the other parties thereto, pursuant to which (i) the Company formed Merger Sub under the laws of the State of Delaware, (ii) FF shall merge with and into Merger Sub with FF being the surviving corporation following the consummation of the Merger and (iii) FF shall become a wholly- owned subsidiary of the Company (the “Merger”). The Restricted Person was, prior to the consummation of the Merger, a stockholder and employee of FF, and as a result of the Merger, shall benefit substantially from the Merger and the transactions contemplated by the Merger Agreement and has entered into this Agreement concurrently with the closing of the transactions contemplated by the Merger Agreement. Unless otherwise defined in this Agreement, capitalized terms shall have the meanings given to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.       Confidentiality. At all times following the Closing, the Restricted Person shall not, directly or indirectly, disclose, divulge or make use of, whether in writing or orally, any trade secrets or other confidential information of a business, financial, marketing, technical or other nature pertaining to the FF, or any of its Subsidiaries, and all of its respective successors and assigns (collectively, the “Covered Company”), or the business of any of the foregoing, except (a) to the extent that such information shall have become public knowledge other than by breach of this Agreement or other confidentiality obligation by the Restricted Person, (b) as required in connection with the performance of the Restricted Person’s duties as an employee, consultant or direct or indirect owner of the Covered Company, or (c) to the extent that disclosure of such information is required by law or legal process (but only after the Restricted Person has provided the Company with reasonable notice and opportunity to take action against any legally required disclosure).

2.	Noncompetition; Nonsolicitation.

(a)       During the Noncompetition Period, the Restricted Person covenants and agrees not to, directly or indirectly, (i) including, without limitation, as a stockholder, partner, member, manager, employee, consultant or other owner or participant in any Person other than any Covered Company, engage in or assist any other Person to engage in any Covered Business anywhere in the Covered Area, (ii) solicit or endeavor to entice away from any Covered Company, or offer employment or a consulting position to, or otherwise interfere with the business relationship of any Covered Company with, any Person who is, or was within the one-year period prior thereto, an employee of or consultant to any Covered Company or (iii) induce or attempt to induce any Person who is on the Closing Date, or was, within the one (1)-year period prior to the Closing Date, a client, customer, supplier or agent of any Covered Company, to terminate its relationship or reduce the amount of business with such Covered Company or do any act which would be reasonably likely to interfere with or result in the impairment of the relationship between such Covered Company and such client, customer, supplier or agent.

(b)       For purposes of this Section 2, the following terms shall have the following meanings:

“Covered Area” means (i) any state in the United States of America in which the medical and/recreational (adult-use) use of Marijuana is legal, or becomes legal during the Noncompetition Period, and (ii) anywhere else in the world where any Covered Company does business during the Noncompetition Period..

“Covered Business” means any business in which any Covered Company is engaged in as of the Closing, or any business in which any Covered Company engages in following the Closing.

“Noncompetition Period” means the period commencing as of the Closing and ending as of the two (2) year anniversary of the Closing.

(c)       To the extent the Restricted Person has investment in other businesses or enterprises, some of which may compete directly or indirectly with the Covered Company's Covered Business (as currently conducted or as currently propose to be conducted) (such other businesses or enterprises, an "Investment Company"), the parties agree and stipulate that Section 2(a)(i) does not prevent or preclude the Restricted Person, to the extent permitted under applicable law, and the Restricted Person shall not be liable to any Covered Company or Company for any claim arising out of, or based upon, (i) the investment by the Restricted Person in any Investment Company, or (ii) actions taken by the Restricted Person to assist any Investment Company, whether or not such action was taken as a member of the board of directors of such Investment Company or otherwise, and whether or not such action has a detrimental effect on any Covered Company; provided, however, that the foregoing shall not relieve (x) the Restricted Person from liability associated with the unauthorized disclosure of any Covered Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of any Covered Company from any liability associated with his or her fiduciary duties to any Covered Company.1

3.       Injunctive Relief. The Restricted Person acknowledges that any breach or threatened breach of the provisions of Sections 1 or 2 of this Agreement will cause irreparable injury to the Covered Company for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened beach, the Covered Company shall be entitled, in addition to the exercise of other remedies, to seek and obtain injunctive and other equitable relief, without necessity of posting a bond, restraining the Restricted Person from committing such breach or threatened breach. The right provided under this Section 3 shall be in addition to, and not in lieu of, any other rights and remedies available to any Covered Company. To the fullest extent permitted by Law, in the event of a breach by the Restricted Person of any covenant set forth in Section 2, the term of such covenant will be extended by the period of the duration of such breach.

 1 FF will provide a list of employees who presently have investments in other entities that are or may become engaged/compete in the cannabis space. For those employees, subsection (c) will be included in the RCA.

4.       Reasonable Restrictions. The Restricted Person (a) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for this Agreement to be reviewed by counsel, (b) acknowledges that the duration, geographical scope and subject matter of Sections 1 and 2 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of the business of any Covered Company as currently conducted and as currently proposed to be conducted immediately after the Closing, (c) acknowledges that the Company would not have consummated the transactions contemplated by the Merger Agreement without the benefits contained in this Agreement, and (d) understands that this Agreement is assignable by the Company and any other Covered Company, as applicable, and shall inure to the benefit of their respective successors and permitted assigns. Whenever possible each provision and term of Sections 1 and 2 will be interpreted in a manner to be effective and valid, but if any provision or term of Sections 1 or 2 is held to be prohibited by Law or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of Sections 1 or 2. If the final judgment of a court of competent jurisdiction declares that any term or provision of Sections 1 or 2 is invalid or unenforceable, the parties agree that Section 1 or 2, as applicable, shall be automatically modified to reduce the scope, duration, or area of the term or provision to its maximum allowable extent, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and Section 1 or 2, as applicable, shall be enforceable as so modified. If any of the covenants set forth in Section 1 or 2 are held to be unreasonable, arbitrary, or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against the Restricted Person.

5.       Company IP. If the Restricted Person owns or shall at any time on or after the Closing acquire any rights in any Company IP or other assets, the Restricted Person shall, and hereby does, transfer all of its rights, title and interest in such Company IP to the Company for no additional consideration to the fullest extent permitted by applicable Law. The Restricted Person shall execute and deliver such additional documents and instruments and take such other actions as the Company shall reasonably request to give effect to the provisions of this Section. Notwithstanding the foregoing, nothing in this Section 5 shall require the Restricted Person to assign or transfer to the Company or any Covered Company any Intellectual Property (i) owned or developed by any Investment Company owned in whole or in part by Restricted Person, or (ii) owned or developed by Restricted Person in connection with any Investment Company, even if such Intellectual Property is similar to the Company IP. 2

6.       Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be given and deemed effective in accordance with Section 10.7 of the Merger Agreement. Any notice or other communication given or made to the Restricted Person shall be given to such Restricted Person at the address set forth on the signature page hereto.

7.       Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (without regard to the choice of law provisions thereof). Any proceeding arising out of or relating to this Agreement shall be brought in accordance with Section 10.5 of the Merger Agreement, and such Section shall govern and control with respect to any such proceeding.

8.       Amendments. This Agreement may be amended or modified only with the written consent of the Company and the Restricted Person. No waiver of any term or provision hereof shall be effective unless in writing signed by the party waiving such term or provision.

9.       No Waiver. No failure to exercise or delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights provided hereunder are cumulative and not exclusive of any rights, powers or remedies provided by Law.

10.       Successors and Assigns. This Agreement, and all provisions hereof, shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto except that the rights and obligations of the Restricted Person hereunder are personal and may not be assigned without the Company’s prior written consent.

11.       Third-Party Beneficiaries. Nothing in the Agreement shall be construed to confer any right, benefit or remedy upon any Person that is not a party hereto or a permitted assignee of a party hereto, except as otherwise expressly set forth in this Agreement. Each of the Covered Companies is an intended third-party beneficiary of this Agreement and, as such, shall be entitled to enforce the provisions of this Agreement.

12.       Interpretation. The parties hereto possess equal bargaining power and have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein. The headings of Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.

2 Same as FN 1 - this applies to employees who presently have investments in competing/potentially competing entities and should be included for those employees.

13.       Waiver of Jury Trial. EACH OF THE COMPANY AND ANY COVERED COMPANY AND THE RESTRICTED PERSON ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14.       Counterparts. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by the other party.

15.       Severability. This Agreement shall be interpreted so as to be effective and valid under applicable law, but if any provision is prohibited or invalid under such law, such provision shall be ineffective only to the extent it is prohibited or invalid, without invalidating or nullifying the remainder of such provision or any other provision of this Agreement. If any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, such provisions shall be construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by applicable law.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

ACREAGE HOLDINGS, INC.

By:
Name:
Title:

Address:

Email:

080000/02154/9523455v1